1130


06012687

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yukos Oil Corporation

*CURRENT ADDRESS Ul. Lenina, 26
Nefteyugansk
Khanty-Mansiysk Autonomous Area
628309 Russia

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 21 2006
THOMSON
FINANCIAL

FILE NO. 82- 4209 FISCAL YEAR 12/31/04

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 4/20/06

82-4209

PRE-APPROVED

By the Board of Directors
of the YUKOS Oil Company Open Joint-Stock Company
Minute No. 120-04 of 19 May 2005

OAO NK YUKOS

ANNUAL REPORT AND FINANCIAL REPORTING FOR 2004

12-31-04
AR/S

President of OAO NK YUKOS **(S. Theede)**

Chief Financial Officer of OAO NK YUKOS **(I.E. Golub)**

The presented financial reporting has been prepared in accordance with Russian Federation federal law and regulatory acts and differs significantly from reporting prepared in accordance with US GAAP [Generally Accepted Accounting Principles] standards and International Financial Reporting Standards.

Consolidated reporting prepared in accordance with US GAAP standards, examined by auditors, will be placed on the Company's web site later.

CONTENTS

YUKOS IN 2004

OAO NK YUKOS (hereinafter "YUKOS") is a vertically integrated company that has a direct or indirect interest in more than 150 enterprises, of which the main ones are ZAO [Closed Joint-Stock Company] YUKOS Exploration and Production, ZAO YUKOS Refining and Marketing, OOO [Limited Liability Company] YUKOS Moscow, OAO Tomskneft VNK [Tomsk Oil Eastern Oil Company Open Joint-Stock Company], OAO Samaraneftegaz [Samara Oil and Gas OJSC], OAO Yuganskneftegaz [Yugansk Oil and Gas OJSC], ZAO Manoil, OAO Angarsk Petrochemical Company (OAO ANKhK), OAO Kuybyshev Oil Refinery, OAO Acha Oil Refinery, AB Mazeikiu Nafta [Mazeikiu Oil JSC], OAO Stavropolnefteprodukt [Stavropol Petroleum Product OJSC], ZAO YUKOS Service, OAO Angarsknefteprodukt [Angarsk Petroleum Product OJSC], OAO Buryatnefteprodukt [Buryat Petroleum Product OJSC], OAO Bratsknefteprodukt [Bratsk Petroleum Product OJSC], OAO Tomsknefteprodukt [Tomsk Petroleum Product OJSC], ZAO Khakasnefteprodukt [Khakasia Petroleum Product CJSC], and OAO Khantymansiysknefteprodukt [Khanty-Mansiysk Petroleum Product OJSC].

Information on State Registration
The date of the state registration of OAO NK YUKOS: *12.05.1993.*
The number of the certificate of state registration: *1350.*

The authority accomplishing state registration: *Resolution No. 69 of the Head of the administration of the Khanty-Mansiysk Autonomous Okrug.*

Main state registration number (MSRN): *1028601259466* (date of entry of the record – 4 October 2002; registering authority – the inspectorate of the Russian Ministry of Taxes and Levies for the city of Nefteyugansk of the Khanty-Mansiysk Autonomous Okrug).

1. Position in the sector and priority areas of activity

Position in the Sector
The volume of oil extraction in Russia in 2004 was 459 million tons according to data from the TsDU TEK state enterprise of the RF Ministry of Fuel and Energy. The volume of oil extracted by YUKOS was 86 million tons (18.7 percent of all extracted oil in Russia), which is 6.4 percent more than in 2003. According to data from the RF Ministry of Fuel and Energy, the volume of initial refinement of crude oil at Russian oil refineries was 194 million tons in 2004; 16 percent of this volume was refined at YUKOS's Russian plants.

Main Types of Activity
YUKOS's main types of activity are:
- exploration for oil and gas deposits;
- extraction of oil and gas;
- refinement of oil and gas;
- production of products of oil and gas refinement (petroleum products, petrochemical output, and other products of the refinement of hydrocarbon raw material);
- storage of oil, gas, and products of their refinement;
- transportation of oil, gas, and products of their refinement;
- trade in oil, gas, and products of their refinement (including sales to the public and supplies for export);
- supply (sales) of electrical and thermal energy);

- receipt (purchase) of electrical energy from the wholesale market for electrical energy (capacity), and also from producers;
- production of electrical and thermal energy;
- operation of power-supply facilities;
- retail trade in consumer goods.

Key Indicators of the Production Activity of NK YUKOS

Millions of Tons	2000	2001	2002	2003	2004
1. Oil extraction	49.5	58.2	69.5	80.8	86.0
2. Oil refinement	26.7	28.8	32.9	38.1	40.4
3. Foreign sales of oil	24.4	30.1	35.5	43.0	51.4
4. Foreign sales of petroleum products	7.5	9.9	12.3	18.1	19.7
5. Supplies of petroleum products to the domestic market	17.0	16.8	18.7	17.9	17.1

In the structure of earnings, the main revenue was related firstly to the sale of crude oil (primarily for export); secondly to the sale of petroleum products (primarily in the domestic market).

These two areas predominate in the structure of sales over the course of the last three years. YUKOS revenue from exports of oil and petroleum products and from their sale in the domestic market fluctuate in value terms, depending on the ruble's exchange rate dynamics relative to foreign exchange and the rate of inflation in Russia.

Main Regions of the Sale of Oil and Petroleum Products Produced by NK YUKOS

Russia
Belgorod, Bryansk, Voronezh, Irkutsk, Kemerovo, Lipetsk, Moscow, Novosibirsk, Orel, Penza, Rostov, Samara, Tambov, Tyumen, Tomsk, and Ulyanovsk oblasts, and also Krasnodar, Krasnoyarsk, and Stavropol krays.

Foreign Countries – Petroleum Products
Belarus, Great Britain, Hungary, Germany, Greece, Denmark, Italy, Kazakhstan, Kyrgyzstan, China, The Netherlands, Poland, Romania, Singapore, Turkey, Ukraine, Finland, France, Japan, etc.

Crude Oil Exports
Exports were performed to the following countries: Belarus, Belgium, Bulgaria, Great Britain, Hungary, Germany, Greece, Italy, Cyprus, China, Lithuania, The Netherlands, Poland, Slovakia, Serbia, USA, Turkey, Ukraine, Finland, France, Czech Republic, Croatia, etc.
The volume of supplies of oil outside the RF for 2004 was 51.4 million tons.

Wholesale Supplies to the Domestic Market, Sales of Petroleum Products Through NGOs [Non-Governmental Organizations] and the Gasoline Station Network
Sales of petroleum products in the domestic market occurred taking into account the conjuncture of prices and demand for all types of output produced at YUKOS oil refineries. Sales of YUKOS petroleum products through the gasoline station network increased.

Thousands of Tons	2001	%	2002	%	2003	%	2004	%
Wholesale	15,458	92	16,977	91	15,679	88	14,511	85
Retail	1,353	8	1,693	9	2,221	12	2,593	15
Total	16,811		18,670		17,900		17,104	

Exports of Petroleum Products
Exports of fuel oil, diesel fuel, benzene, and a number of other petroleum products were performed.

Main Competitors of YUKOS

Major
LUKoil
Surgutneftegaz
TNK-BP

Regional
Tatneft
Bashneft

State
Rosneft

2. Development prospects

Information on plans for future activity is reflected on the basis of the assumption that OAO NK YUKOS will continue uninterrupted activity in the future. Meanwhile, a number of events related to court rulings and the Company's unsettled tax obligations pose a serious threat to the continuation of uninterrupted, efficient activity in the future.

YUKOS plans include the development of what remained after the transfer of Yuganskneftegaz through the sale of oil and gas deposits by the service of RF court bailiffs, exploration for deposits within the scope of available licenses, the maintenance, modernization, and upgrade of oil refinement capacity, improvement of the structure of the output of petroleum products and an increase of the thoroughness of refinement, expansion of the network of marketing services, and improvement of the quality of consumer service with the simultaneous provision of an entire package of services.

YUKOS strategy provides for the performance of oil extraction in the Company's licensed sectors in accordance with the requirements of RF legislation and approved project documentation with the use of modern technologies for intensification of the development of exploited deposits. Meanwhile, YUKOS hopes to find resources that enable the maintenance of the total extraction of the Company-owned OAO Samaraneftegaz and OAO Tomskneft-VNK at the level of 25 to 30 million tons per year during the next five years.

Geological exploratory work will be concentrated on deposits within the scope of available licenses.

Measures to develop new deposits and to obtain new licenses will be limited and will correspond to the Company's financial means. With the permission of the competent RF authorities, YUKOS will sell production assets whose development is beyond the limits of the Company's financial means.

Current YUKOS strategy in the field of oil refinement provides for minimal investments in modernization of YUKOS oil refineries, directed toward fulfilling projected requirements of Russian standards with respect to the quality of motor fuels and toward improving the output of high-octane brands of auto gasoline. In case of an improvement of the Company's financial position, projects directed toward increasing the thoroughness of oil refinement may also be implemented. This will enable it to increase production of light petroleum products and to maintain its position in the Russian market for motor fuels while maintaining the volumes of refinement of its own oil.

In the interests of ensuring optimal utilization of oil refinement capacity, NK YUKOS will provide oil refinement services for outside clients in limited quantities.

YUKOS strategy in the field of marketing policy provides for further restructuring of the gasoline station network and the logistics of the supply of petroleum products.

The program for restructuring the gasoline station network provides for:
- the shutdown and liquidation of gasoline stations showing no promise;
- the purchase and construction of new gasoline stations and renovation in limited quantities.

The program for restructuring of logistics proposes:
- a further reduction of the number of oil tank farms to the necessary optimum;
- modernization of individual transshipment and platform systems;
- further orientation on the use of heavy-load tank trucks.

The implementation of these programs will enable it to optimize the gasoline station network selling Company products and also to reduce the costs of retail enterprises and terminals and to increase their efficiency.

In connection with a rise of the sales volumes at gasoline stations, provision is being made for an increase of the volumes of procurement of motor fuels from other oil companies. For further assurance of the utilization of transport infrastructure, namely bulk oil terminals and the pool of tank cars, the provision of services involving the transshipment and transportation of oil to other Russian oil companies will be continued.

3. Description of the primary risks associated with Yukos's activity

Risks Associated With the Activity of the Company YUKOS

A considerable or prolonged decline of prices for crude oil and petroleum products may adversely affect operations, the results of work, the financial state, liquidity, and the possibility of the company YUKOS financing planned capital investments.

Unfavorable weather conditions and transport problems may interrupt exploration, extraction and refinement of oil, and marketing activity.

Risks Associated With Russia's Economic Situation and Social Situation

Economic and political instability and also risks associated with inflation in Russia may adversely affect the work of the company YUKOS.

Legal Risks

Throughout 2004 a considerable number of suits and accusations were lodged against the company YUKOS and its subsidiaries and also Company officials on various grounds, including accusations of tax evasion, the removal of assets, and illegal transactions with oil. The company YUKOS repeatedly stated that it considers all accusations lodged against it, its subsidiaries, and officials groundless and contrary to Russian and international law. The company YUKOS will continue protection against presented claims through all possible lawful means. Nevertheless, it appears that the continuation of unprecedented pressure on the company YUKOS on the part of Russian state authorities may highly adversely affect the future activity of the company YUKOS.

4. List of major transactions

A list of transactions performed during the reporting year by the company and recognized as major transactions in accordance with the Federal Law "On Joint-Stock Companies" and also other transactions to whose performance a procedure for approval of major transactions extends in accordance with the company charter, with an indication of its significant terms and the company management body that decided on its approval for each transaction.

Transactions recognized as major transactions in accordance with the Federal Law "On Joint-Stock Companies" and transactions to whose performance a procedure for the approval of major transactions extends in accordance with the company charter were performed during 2004 by OAO NK YUKOS:

A list of transactions performed by the company during the reporting year and recognized as major transactions in accordance with the Federal Law "On Joint-Stock Companies" is cited below, with an indication of the significant terms and the company management body that decided on its approval for each transaction.

Management Body That Decided on the Approval of the Transaction	Description and Significant Terms of the Transaction
Board of Directors of OAO NK YUKOS (Minutes No. 120-07 of 11.05.2004)	*On the approval of the transactions and actions performed by OAO NK YUKOS in connection with the arrangement of supplies of oil to the company China International United Petroleum & Chemicals Co. Ltd., PRC by railroad transport:** 1. The performance by the YUKOS Oil Company Open Joint-Stock Company (OAO NK YUKOS) of a transaction (several related transactions) and actions involving the arrangement and assurance of supplies of oil by railroad transport to the company China International United Petroleum & Chemicals Co. Ltd. shall be approved in accordance with the requirements of the OAO NK YUKOS Charter after having afforded the executive body (management organization) of OAO NK YUKOS authority to amend the terms of said transactions, with the exception of ones established by this decision, on the following terms: - the term of validity of the supply contract – 4 years; - the total volume of supplies within the scope of an approved transaction (transactions) – 17.0 million tons of oil (+/- 5 percent at the discretion of OAO NK YUKOS); - the approximate value of the contract – USD 4,219,979,250.00. ** a major transaction with a value of more than 25 percent but less than 50 percent of the book value of the Company's assets.*

5. List of related-party transactions

The list of transactions performed by the company during the reporting year and recognized in accordance with the Federal Law "On Joint-Stock Companies" as transactions in whose performance there is a related party, with an indication of the related party (parties), significant terms, and the company management body that decided on its approval for each transaction.

A list of transactions performed by the company during the reporting year and recognized in accordance with the Federal Law "On Joint-Stock Companies" as transactions in whose performance there is a related party is cited below, with an indication of the related party (parties), significant terms, and the company management body that decided on its approval for each transaction.

Management Body That Decided on the Approval of the Transaction	Description and Significant Terms of the Transaction	Related Party
Board of Directors of OAO NK YUKOS (Minutes No. 120-03 of 04.02.04)	*On the approval of an OAO NK YUKOS related-party transaction* 1. For decision-making on the approval of a transaction (several related transactions) of NK YUKOS Open Joint-Stock Company (OAO NK YUKOS) – consent to an extension of the term of validity of an agreement on the transportation of oil, as a transaction in which there is a related party, the price of the service being acquired via said transaction, services involving transportation of oil by pipeline across territory of the Lithuanian Republic, shall, in accordance with Article 77 of the Federal Law "On Joint-Stock Companies," be determined on the basis of the fair market value, determined as the product of the net tons of oil actually delivered to the end point across territory of the Lithuanian Republic times the tariffs applied by the performer pursuant to the agreement but no more than USD 3 per net ton of oil. 2. 2. The performance by YUKOS Oil Company Open Joint-Stock Company (OAO NK YUKOS) of a transaction (several related transactions) involving transportation of oil by the company AB Mazeikiu Nafta, as a transaction in which there is a related party, shall be approved after having afforded the executive body (management organization) of OAO NK YUKOS authority to amend the terms of these transactions, with the exception of ones established by this decision, on the following terms: **Type of transaction** – agreement on the extension of the term of validity of an oil transportation agreement; **OAO NK YUKOS contracting parties:** Mazeikiu Nafta Joint-Stock Company (the Republic of Lithuania); **Subject, object, and significant terms of the agreement:** services involving transportation of oil by pipeline across territory of the Lithuanian Republic along the route Polotsk-Ventspils, Polotsk-Mazeikiu, Polotsk-Butinge; **Term of validity of the agreement:** until 31 December 2005.	*Chairman of the Board of Directors in OAO NK YUKOS, S.G. Kukes.*

<table>
<tr><th>Management Body That Decided on the Approval of the Transaction</th><th>Description and Significant Terms of the Transaction</th><th>Related Party</th></tr>
<tr><td></td><td>The price of the services acquired via the transaction shall be determined on the basis of their fair market value, determined as the product of the net tons of oil actually delivered to the end point across territory of the Lithuanian Republic times the tariffs applied by the performer pursuant to the agreement but no more than USD 3 per net ton of oil.</td><td></td></tr>
<tr><td>Board of Directors of OAO NK YUKOS (Minutes No. 120-14 of 09.07.04)</td><td>On the approval of transactions (commission agreements) between OAO NK YUKOS (the commission agent) and OAO Yuganskneftegaz, OAO Samaraneftegaz, OAO Tomskneft VNK, and OOO West Manobalyk involving the sale of commercial crude oil in the external market in 2004-2005, as transactions in whose performance there is a related party:

1. Transactions and actions performed by OAO NK YUKOS (persons indicated by it) involving the sale of commercial crude oil in the external market in 2004-2005 in the capacity of the commission agent shall be approved on the whole, including:

• the Company's transactions (agreements, contracts) and actions with OAO Yuganskneftegaz, OAO Samaraneftegaz, OAO Tomskneft VNK, and OOO West Manobalyk, as OAO NK YUKOS transactions in whose performance there is a related party, after having afforded the executive body (management organization) of OAO NK YUKOS authority to amend the terms of an agreement, with the exception of ones established by this decision, and to approve the price of services pursuant to said agreement on the basis of their fair market value, in accordance with the following:

<table>
<tr><th>Transaction Type</th><th>Contracting Party of OAO NK YUKOS per the transaction</th><th>Description of the Subject and Significant Terms of the Agreement</th><th>Term of Validity of the Agreement</th><th>Price of Services per the Agreement</th></tr>
<tr><td>Commission agreement</td><td>OAO Samara-neftegaz</td><td>Sale of commercial crude oil in the external market in 2004-2005 as the commission agent. Approximate volume of supply until the</td><td>Until 31.12.2005 (inclusively)</td><td>Remuneration amount no more than 1.25% (one and twenty-five hundredths) of the total amount of an invoice presented to a foreign buyer firm, plus the value-added tax</td></tr>
</table></td><td></td></tr>
</table>

<table>
<tr><th>Management Body That Decided on the Approval of the Transaction</th><th>Description and Significant Terms of the Transaction</th><th>Related Party</th></tr>
<tr><td></td><td>
<table>
<tr><td></td><td></td><td>end of 2005 – 15 million tons</td><td></td><td>(18%) on said amount of commission remuneration</td></tr>
<tr><td>Commission agreement</td><td>OAO Tomskneft VNK</td><td>Sale of commercial crude oil in the external market in 2004-2005 as the commission agent. Approximate volume of supply until the end of 2005 – 12 million tons</td><td>Until 31.12.2005 (inclusively)</td><td>Remuneration amount no more than 1.25% (one and twenty-five hundredths) of the total amount of an invoice presented to a foreign buyer firm, plus the value-added tax (18%) on said amount of commission remuneration</td></tr>
<tr><td>Commission agreement</td><td>OOO West Manobalyk</td><td>Sale of commercial crude oil in the external market in 2004-2005 as the commission agent. Approximate volume of supply until the end of 2005 – 1.3 million tons</td><td>Until 31.12.2005 (inclusively)</td><td>Remuneration amount no more than 1.25% (one and twenty-five hundredths) of the total amount of an invoice presented to a foreign buyer firm, plus the value-added tax (18%) on said amount of commission remuneration</td></tr>
<tr><td>Commission agreement</td><td>OAO Yugansk-neftegaz</td><td>Sale of commercial crude oil in the external market in 2004-2005 as the commission agent. Approximate volume of supply until the end of 2005 – 52 million tons</td><td>Until 31.12.2005 (inclusively)</td><td>Remuneration amount no more than 1.25% (one and twenty-five hundredths) of the total amount of an invoice presented to a foreign buyer firm, plus the value-added tax (18%) on said amount of commission remuneration</td></tr>
</table>
</td><td></td></tr>
<tr><td>Board of Directors of OAO NK YUKOS (Minutes No. 120-16 of 16.08.04)</td><td>1. On the approval of an OAO NK YUKOS related-party transaction (several related transactions) involving an amendment of the terms of Crude Oil Supply Agreement No. 643/00044440/00237 (02/10K) of 17.06.2002 concluded between OAO NK YUKOS and AB Mazeikiu Nafta (the Republic of Lithuania):

1. For decision-making on the approval of a transaction (several related transactions) of the YUKOS Oil Company Open Joint-Stock Company (OAO NK YUKOS) directed toward amending the terms of Crude Oil Supply Agreement No. 643/00044440/00237 (02/10K) of 17.06.2002 (hereinafter “the Agreement”) concluded between OAO NK YUKOS (the Seller) and AB Mazeikiu</td><td></td></tr>
</table>

Management Body That Decided on the Approval of the Transaction	Description and Significant Terms of the Transaction	Related Party
	Nafta (the Republic of Lithuania) (the Buyer), as a transaction in which there is a related party, it shall be determined that the price of the property (REBCO [Russian Export Blend Crude Oil]) transferred via said transaction shall be determined, on the basis of its fair market value, through the following formula: The REBCO price per net barrel shall constitute the arithmetic mean value of all average Brent (DTD) quotations published in "Platts Crude Oil Marketwire" (the international quotation agency) during the month of the delivery plus the arithmetic mean value of all average quotations published in "Platts Crude Oil Marketwire" under the heading "Spread vs. Fwd DTD Brent" in the line "Ural (RDAM)" during the month of the delivery, minus a discount calculated through the formula established in the Agreement, but no more than 15 percent of the price, minus the cost of pipeline transportation of REBCO across Latvian territory to AB Mazeikiu Nafta oil refineries. 2. The performance by YUKOS Oil Company Open Joint-Stock Company (OAO NK YUKOS) of a transaction (several related transactions) involving an amendment of the terms of Crude Oil Supply Agreement No. 643/00044440/00237 (02/10K) of 17.06.2002 concluded between OAO NK YUKOS and AB Mazeikiu Nafta (the Republic of Lithuania) with regard to the addition of terms of the supply of crude oil DDU to the Delivery Point pursuant to the Agreement through the assignment to the Buyer of the obligation of transportation of REBCO by pipeline across Latvian territory to AB Mazeikiu Nafta oil refineries, as a transaction in which there is a related party, shall be approved after having determined that the terms of the transaction correspond to market ones, after having afforded the executive body (the management organization) of OAO NK YUKOS the authority to amend the terms of this transaction, with the exception of ones established by this decision, on the following terms: **Type of transaction (Agreement):** Addendum to Crude Oil Supply Agreement No. 643/00044440/00237 (02/10K) of 17.06.2002; **Parties to the transaction (Agreement):** OAO NK YUKOS (the Supplier, Seller); AB Mazeikiu Nafta (Buyer);	

Management Body That Decided on the Approval of the Transaction	Description and Significant Terms of the Transaction	Related Party
	Subject, object and significant terms of the transaction: – term of validity of Crude Oil Supply Agreement No. 643/00044440/00237 (02/10K) of 17.06.2002 – from 1 July 2002 through 30 June 2012; - balance of the total volume (48 million tons) of supplies pursuant to the Agreement, deliverable before the end of the term of the Agreement's validity (from 01.08.2004 through 30.06.2012) – 38 million tons; - Terms of the supply of REBCO pursuant to the Agreement, DDU at the Delivery Point, shall be supplemented by the following term: "*In the event of the dispatch by the Seller of a proper notice to the Buyer, the supply of REBCO pursuant to this Agreement on terms of DDU Point of Delivery (the point of the receipt and storage of crude oil at an AB Mazeikiu Nafta oil refinery) shall be accomplished with exceptions and additions that consist in the assignment of the following additional obligations and related expenses to the Buyer: The Buyer shall ensure transportation of REBCO via pipeline transport across Latvian territory to an AB Mazeikiu Nafta oil refinery;*" - The formula for the price of property (work, services), the subject of a transaction pursuant to the transaction, as indicated in Supplement 1 and Addendum 1 to Supplement 1 to the Agreement, shall be supplemented by the following term: "*In the event that the delivery of REBCO on terms of DDU Point of Delivery is accomplished with exceptions and additions indicated in Point 1 of this Addendum, expenses of USD 1.05 per gross metric ton that the Buyer incurs in connection with the assignment to it of obligations to ensure transportation of REBCO via pipeline transport across Latvian territory to an AB Mazeikiu Nafta oil refinery shall be deducted from the REBCO price calculated according to the terms of this Agreement.* *In the event of a change of the aforesaid cost of pipeline transportation of REBCO across Latvian territory as a result of local authorities' relevant decision and/or a change of the applied regulatory legal acts and/or a change by the operator of the relevant pipeline of the tariff for pipeline transportation through the lawful application of the provisions of the applied legal acts and/or agreements, the Parties shall discuss the change of the cost established above of pipeline transportation and shall amend it in accordance with the magnitude of the actual*	

Management Body That Decided on the Approval of the Transaction	Description and Significant Terms of the Transaction	Related Party
	changes." In addition, the total cost of pipeline transportation of REBCO across Latvian territory that may be paid by the Buyer in accordance with the terms of the Agreement during the remaining period of its validity, i.e., from 01.08.2004 through 30.06.2012, at the tariff in effect at the present time shall constitute about USD 40 million, which does not exceed 1.99 percent of the total book value of OAO NK YUKOS assets on the last reporting date. 3. A transaction (several related transactions) involving an amendment of the terms of Crude Oil Supply Agreement No. 643/00044440/00237 (02/10K) of 17.06.2002 concluded between OAO NK YUKOS and AB Mazeikiu Nafta (the Republic of Lithuania) indicated in Point 2 of this decision shall be approved in accordance with Article 20, Point 2, Part 30 of the OAO NK YUKOS Charter. ***2. On the approval of an OAO NK YUKOS related-party transaction (several related transactions) involving an amendment of the terms of Foreign Trade Contract No. 643/00044440/00294 (03-08K) of 25.12.2003 concluded between OAO NK YUKOS and AB Mazeikiu Nafta (the Republic of Lithuania):*** 1. For decision-making on the approval of a transaction (several related transactions) of the YUKOS Oil Company Open Joint-Stock Company (OAO NK YUKOS) directed toward amending the terms of Foreign Trade Contract No. 643/00044440/00294 (03-08K) of 25.12.2003 (hereinafter "the Contract") for the supply via railroad transport of Russian Export Blend Crude Oil (hereinafter "REBCO") concluded between OAO NK YUKOS (the Seller) and AB Mazeikiu Nafta (the Republic of Lithuania) (the Buyer), as a transaction in which there is a related party, it shall be determined that the price of property transferred via said transaction, REBCO, shall be determined on the basis of its fair market value through the following formula: The REBCO price per net barrel shall constitute the arithmetic mean value of all average Brent (DTD) quotations published in "Platts Crude Oil Marketwire" under the heading "Spread vs. Fwd DTD Brent" in the line "Ural (RDAM)" during the month of the delivery, minus a discount that takes into account the quality of the supplied	

Management Body That Decided on the Approval of the Transaction	Description and Significant Terms of the Transaction	Related Party
	REBCO and the conjuncture in global oil and freightage markets at the time of the performance of the delivery but no more than 15 percent of the price, minus the Buyer's following necessary documented expenses: expenses for the receipt of REBCO supplied by the Seller via pipeline transport to tanks of the oil tank farm of RUP PO Belorusneft [the Republican Unitary Enterprise Belarus Oil Production Association] (the city of Rechitsa, the Republic of Belarus), expenses for loading REBCO into railroad (hereinafter "RR") tank cars and transportation to the Bugenyay RR station, expenses for the performance on territory of the Republic of Belarus and the Republic of Lithuania of REBCO customs (transit) clearance necessary for transportation, expenses for the performance of an independent inspection of REBCO during loading into RR tank cars and during offloading at the RR platform of an AB Mazeikiu Nafta oil refinery (hereinafter "the Discharge Point"). 2. The performance by the YUKOS Oil Company Open Joint-Stock Company (OAO NK YUKOS) of a transaction (several related transactions) involving an amendment of the terms of Foreign Trade Contract No. 643/00044440/00294 (03-08K) of 25.12.2003 concluded between OAO NK YUKOS and AB Mazeikiu Nafta (the Republic of Lithuania) with regard to an increase of the quantity of supplied REBCO and supplementation of the terms of the supply of REBCO pursuant to the Contract (DDU railroad station of the Bugenyay destination with exceptions and additions pursuant to which the transportation of REBCO across territory of the Lithuanian Republic shall be ensured by the Buyer) through the assignment to the Buyer, at the Seller's request, of additional obligations involving loading of REBCO into RR tank cars and its transportation to the Bugenyay RR station, involving the performance on territory of the Republic of Belarus and the Republic of Lithuania of REBCO customs (transit) clearance necessary for transportation, and also involving the performance of an independent inspection of REBCO during its loading into RR tank cars and during offloading at the Discharge Point, as a transaction in which there is a related party, shall be approved after having determined that the term of the transaction corresponds to market ones, after having afforded the executive body (management organization) of OAO NK YUKOS the authority to amend the terms of this	

Management Body That Decided on the Approval of the Transaction	Description and Significant Terms of the Transaction	Related Party
	transaction, with the exception of ones established by this decision, on the following terms: **Type of transaction:** Supplement to Contract for the Supply of Russian Exported Crude Oil (RECO) No. 643/00044440/00294 (02/10K) of 25.12.2003; **Parties to the transaction (Contract):** OAO NK YUKOS (the Supplier, Seller); AB Mazeikiu Nafta (the Republic of Lithuania) (the Buyer); **Subject, object, and significant terms of the transaction:** term of validity of Contract No. 643/00044440/00294 (02/10K) of 25.12.2003: January through December 2004 inclusively; initial volume of supplies pursuant to the contract – 950,000 tons of REBCO (+/- 10 percent at the Seller's discretion); thus, the total volume of supplies: 1.65 million tons of REBCO (+/- 10 percent at the Seller's discretion); an increase of the initial volume of supplies by 700,000 tons of REBCO (+/- 10 percent at the Seller's discretion); thus, the total volume of supplies: 1.65 million tons of RECO (+/- 10 percent at the Seller's discretion); The terms of the supply of REBCO (the "Good")--DDU railroad station of the Bugenyay destination, with exceptions and additions pursuant to which the transportation of the Good across territory of the Lithuanian Republic shall be ensured by the Buyer—shall be supplemented by the following term: "*In the event of the dispatch by the Seller of a proper notice to the Buyer, the supply of the Good pursuant to this Contract on terms of DDU railroad station of the Bugenyay destination shall be accomplished with exceptions and additions that shall consist of the assignment of the following additional obligations and related expenses to the Buyer:* *The Buyer shall ensure the receipt of the Good supplied by the Seller via pipeline transport to tanks of the oil tank farm of RUP PO Belorusneft (the city of Rechitsa, the Republic of Belarus) (hereinafter "the Oil Tank Farm"), loading of the Good into RR tank cars and its transportation to the Bugenyay RR station, the*	

Management Body That Decided on the Approval of the Transaction	Description and Significant Terms of the Transaction	Related Party
	performance on territory of the Republic of Belarus and the Republic of Lithuania of customs (transit) clearance of the Good necessary for transportation, and also the performance of an independent inspection of the Good during its loading into RR tank cars and during offloading at the Discharge Point;" The formula for the price of property (work, services), the subject of a transaction pursuant to the transaction, as indicated in Point 6.2 of the Contract, shall be supplemented by the following term: "*In the event that the supply of the Good on terms of DDU railroad station of the Bugenyay destination is accomplished with exceptions and additions indicated in Point 3 of this Addendum, expenses that the Buyer incurs in connection with the assignment to it of obligations to ensure the receipt of the Good supplied by the Seller via pipeline transport to tanks of the oil tank farm, loading of the Good into RR tank cars and its transportation to the Bugenyay RR station, the performance on territory of the Republic of Belarus and the Republic of Lithuania of customs (transit) clearance of the Good necessary for transportation and to perform an independent inspection of the Good during its loading into RR tank cars and during offloading at the Discharge Point shall be deducted from the Good's contract price calculated in accordance with the terms of this Contract;*" the price of property (work, services), the subject of a transaction, shall be determined pursuant to the transaction through the following formula: The REBCO price per net barrel shall constitute the arithmetic mean value of all average quotations of "Brent (DTD)" published in "Platts Crude Oil Marketwire" (the international quotation agency) during the month of the delivery plus the arithmetic mean value of all average quotations published in "Platts Crude Oil Marketwire" under the heading "Spread vs Fwd DTD Brent" on the line "Ural (RDAM)" during the month of the delivery, minus a discount that takes into account the quality of the supplied REBCO and the conjuncture in global oil and freightage markets at the time of the performance of the delivery, but no more than 15 percent of the price, minus the Buyer's following necessary documented expenses: expenses for the receipt of REBCO supplied by the Seller via pipeline transport to tanks of the oil tank farm of RUP PO	

Management Body That Decided on the Approval of the Transaction	Description and Significant Terms of the Transaction	Related Party
	Belorusneft (the city of Rechitsa, the Republic of Belarus), expenses for loading REBCO into RR tank cars and transportation to the Bugenyay RR station, expenses for the performance on territory of the Republic of Belarus and the Republic of Lithuania of REBCO customs (transit) clearance necessary for transportation, and expenses for the performance of an independent inspection of REBCO during loading into RR tank cars and during offloading at the Discharge Point; the total value of property, the subject of a transaction, shall be no more than an amount equivalent in aggregate to 1.99 percent of the book value of OAO NK YUKOS assets on the last reporting date of 01.07.2004; the preliminary value of the Contract, taking into account an increase of the quantity of the supplied good, will constitute USD 294,442,500. 3. A transaction (several related transactions) involving an amendment of the terms of Foreign Trade Contract No. 643/00044440/00294 (03-08K) of 25.12.2003 concluded between OAO NK YUKOS and AB Mazeikiu Nafta (the Republic of Lithuania) indicated in Point 2 of this decision shall be approved in accordance with Article 20, Point 2, Part 30 of the OAO NK YUKOS Charter.	
Board of Directors of OAO NK YUKOS (Minutes No. 120-21 of 13.09.04)	***1. On the approval of an OAO NK YUKOS related-party transaction (several related transactions) involving the temporary suspension of the validity of the Crude Oil Supply Agreement of 17.06.2002 concluded between OAO NK YUKOS and AB Mazeikiu Nafta:*** 1. For decision-making on the approval of a transaction (several related transactions) of the YUKOS Oil Company Open Joint-Stock Company (OAO NK YUKOS) that is a related-party transaction involving a temporary suspension of the validity of Crude Oil Supply Agreement No. 643/00044440/00237 (02/10K) of 17 June 2002 concluded between OAO NK YUKOS and AB Mazeikiu Nafta (the Republic of Lithuania), it shall be determined that the price and terms of said transaction correspond to market ones. 2. The performance by the YUKOS Oil Company Open Joint-Stock Company (OAO NK YUKOS) of a transaction (several related transactions) that is a related-party transaction involving a temporary suspension of the	

Management Body That Decided on the Approval of the Transaction	Description and Significant Terms of the Transaction	Related Party
	validity of Crude Oil Supply Agreement No. 643/00044440/00237 (02/10K) of 17.06.2002 concluded between OAO NK YUKOS and AB Mazeikiu Nafta (the Republic of Lithuania) for a period of three months from 01.10.2004 through 31.12.2004 shall be approved. ***2. On the approval of an OAO NK YUKOS related-party transaction (several related transactions) involving a temporary suspension of the validity of the Crude Oil Supply Agreement of 25.12.2003 concluded between OAO NK YUKOS and AB Mazeikiu Nafta:*** 1. For decision-making on the approval of a transaction (several related transactions) of the YUKOS Oil Company Open Joint-Stock Company (OAO NK YUKOS) that is a related-party transaction involving a temporary suspension of the validity of Crude Oil Supply Agreement No. 643/0004444/00294 (03-08K) of 25.12.2003 concluded between OAO NK YUKOS and AB Mazeikiu Nafta (the Republic of Lithuania), it shall be determined that the price and terms of said transaction correspond to market ones. 2. The performance by the YUKOS Oil Company Joint-Stock Company (OAO NK YUKOS) of a transaction (several related transactions) that is a related-party transaction involving a temporary suspension of the validity of Crude Oil Supply Agreement No. 643/0004444/00294 (03-08K) of 25.12.2003 concluded between OAO NK YUKOS and AB Mazeikiu Nafta (the Republic of Lithuania) shall be approved for a period of three months from 01.10.2004 through 31.12.2004.	
Board of Directors of OAO NK YUKOS (Minutes No. 120-27 of 27.12.04)	***On the approval of an OAO NK YUKOS related-party transaction (several related transactions) involving a temporary suspension of the validity of the Crude Oil Supply Agreement of 17.06.2002 concluded between OAO NK YUKOS and AB Mazeikiu Nafta:*** 1. For decision-making on the approval of a transaction (several related transactions) of the YUKOS Oil Company Open Joint-Stock Company (OAO NK YUKOS) that is a related-party transaction involving a temporary suspension of the validity of Crude Oil Supply Agreement No. 643/00044440/00237 (02/10K) of 17.06.2002 concluded	

Management Body That Decided on the Approval of the Transaction	Description and Significant Terms of the Transaction	Related Party
	between OAO NK YUKOS and AB Mazeikiu Nafta (the Republic of Lithuania), it shall be determined that the price and terms of said transaction correspond to market ones. 2. The performance by the YUKOS Open Joint-Stock Company (OAO NK YUKOS) of a transaction (several related transactions) that is a related-party transaction involving a suspension for the period 01.01.2005 through 31.03.2005 of the validity of Crude Oil Supply Agreement No. 643/00044440/00237 (02/10K) of 17.06.2002 concluded between OAO NK YUKOS and AB Mazeikiu Nafta (the Republic of Lithuania) shall be approved for a period of three months.	

6. Board of directors

By approving this Annual Report, the Board of Directors of OAO NK YUKOS thus recognizes the results of the development of OAO NK YUKOS in priority areas of its activity as satisfactory and on the whole corresponding to planned ones, with the exception of a number of issues relating to the loss of control over OAO Yuganskneftegaz.

From 1 January through 24 June 2004, the Board of Directors included the following members of the Board of Directors elected at the Annual General Meeting of OAO NK YUKOS Shareholders on 18 June 2003:

1. Buclez, Francois Claude
2. Golubev, Yuri Aleksandrovich
3. Gupta, Raj Kumar
4. Kontorovich, Alexei Emiliyevich
5. Kosciusko-Morizet, Jacques
6. Kukes, Semyon Grigoryevich – chairman
7. Carey, Sarah
8. Loze, Bernard
9. Pokholkov, Yuri Petrovich
10. Soublin, Michel
11. Khodorkovskiy, Mikhail Borisovich – resigned from the BOD as of 03.11.2003

From 24 June through 31 December 2004, the Board of Directors included the following members of the Board of Directors elected at the Annual General Meeting of OAO NK YUKOS Shareholders on 24 June 2004.

1. Buclez, Francois Claude
2. Gerashchenko, Viktor Vladimirovich – chairman
3. Golubev, Yuri Aleksandrovich
4. Gupta, Raj Kumar – submitted a statement of resignation from the BOD

on 14.12.04
5. Kontorovich, Alexei Emiliyevich
6. Kosciusko-Morizet, Jacques – submitted a statement of resignation from the BOD on 14.12.04
7. Carey, Sarah Collins – submitted a statement of resignation from the BOD on 14.12.04
8. Loze, Bernard
9. Ortiz, Edgar – submitted a statement of resignation from the BOD on 14.12.04
10. Pokholkov, Yuri Petrovich
11. Soublin, Michel – submitted a statement of resignation from the BOD on 26.10.04

7. Information on the Executive body

In accordance with Agreement No. 100-4-01/438 (No. YuMO-240-1/24) of 03.05.2000 between OAO NK YUKOS and OOO YUKOS-Moscow, the functions of the executive body have been assigned to the management organization.

The Management Organization

Name: ***YUKOS-Moscow Limited Liability Company***
Location: ***Russian Federation, 115054, Moscow, Dubininskaya St., Bldg. 17, Str. 13***
Postal address: ***Russian Federation, 115054, Moscow, Dubininskaya St., Bldg. 31A***
TIN [taxpayer identification number]: 4014002911.

In accordance with Point 11.5 of the Charter of OOO YUKOS-Moscow, the members of Management, including the management chairman, are elected by the Company's Board of Directors for a term of **3 years**. **The Management of OOO YUKOS-Moscow** was appointed by the Board of Directors of OOO YUKOS-Moscow on **03 November 2003, consisting of:**

1. Kukes, Semyon Grigoryevich – management chairman
2. Beilin, Yuri Akradyevich
3. Brudno, Mikhail Borisovich
4. Mizamor, Bruce
5. Temerko, Aleksandr Viktorovich
6. Theede, Steven Michael
7. Trushin, Mikhail Anatolyevich

Prematurely terminated authority of members of Management (contracts cancelled):

- **Brudno, M.B.** – 02 February 2004
- **Kukes, S.G.** – 25 June 2004

Appointed:

- **Steven M. Theede** – management chairman of OOO YUKOS-Moscow – 25 June 2004;
- **Beilin, Yu.A.** – deputy chairman of Management of OOO YUKOS-Moscow – 25 June 2004;
- **Zolotarev, P.S.** – president of ZAO YUKOS RM – member of Management – 02 February 2004.

8. Remunerations paid to members of the Board of directors and the directors of the management organization

The amount of remunerations and compensations to members of the Board of Directors during 2004 was governed by decisions of annual general meetings of Company shareholders on 18.06.2003 and 24.06.2004.

During the reporting year, from January through 24.06.04, the activity was conducted by the previous makeup of the Board of Directors, for compensation of whose expenses and payment of whose remuneration USD 900,000 was provided for by a decision of the shareholders meeting of 18.06.03.

Of these resources, RR 12,755,662 were actually paid in May-June 2004.

On 24.06.04, a decision of the annual shareholders meeting allocated USD 2 million for the newly elected makeup of the Board of Directors for the same purposes.

In November 2004, the members of the Board of Directors were paid remunerations and compensations totaling RR 283,307 and USD 484,187 from this budget.

Thus, during all of 2004 the expenses for the maintenance of the Board of Directors of OAO NK YUKOS constituted RR 13,038,969 and USD 484,187.

The amount of remunerations and compensations paid to the management organization of OAO NK YUKOS is determined by an agreement (No. Yu8-4-0 1/159 of 01.09.1998); meanwhile RR 194,400,000 were actually paid to the management organization in 2004.

9. Information on observance of the Code of Corporate Conduct

YUKOS adheres to principles of corporate governance set down in current legislation and supports the introduction into Russian corporate practice of international standards of corporate governance and conduct, taking into account the interests and rights of all subjects of corporate governance, including shareholders and investors, particulars of companies' activity, and the requirements of regulatory acts.

10. FINANCIAL REPORTING

BALANCE SHEET

As of December 31, 2004

		CODES
Organization: **OAO Yukos Oil Company**	Form 1 per OKUD[1] No.:	0710001
	Date: (year, month, day)	2005 03 03
Taxpayer identification number : **8604010486**	Per OKPO[2]	00044440
Business: **Production, refining and sale of oil and oil-based products**	Tax ID No.	8604010486
Type of legal entity/form of ownership: **Open joint stock company**	Per OKVED[3]:	
Amounts stated in thousands/millions of rubles: ______________	OKOPF/OKFS[4]	47 31
Location (Address): Ul. Lenina, 26, Nefteyugansk	Per OKEI[5]	384/385

Approval date:
Date sent (received):

ASSETS	Item number	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4
I. NON-CURRENT ASSETS Intangible assets	110	790	7 971
Property, plant and equipment	120	3 656 719	3 747 267
Construction in progress	130	3 558 043	3 484 499
Income-bearing investments in tangible assets	135		
Long-term financial investments	140	471 859 285	198 838 528
Investments in subsidiaries	141	466 413 651	57 152 270
Investments in affiliates	142	4 350 577	140 570 155
Long-term loans (longer than 12 months) provided to organizations	143	549 841	572 476
Other long-term financial investments	144	545 216	543 627
Deferred tax assets	145	354 765	5 292 133
Other non-current assets	150	771 214	687 395
Research and development	151		
Other	152	771 214	687 395
TOTAL for Section I	190	**480 200 816**	**212 057 793**
II. CURRENT ASSETS Inventories	210	787 562	908 235
Raw materials, materials and other similar assets	211	369 023	353 084
Work in process inventory	213		
Finished goods and goods available for resale	214	27 689	47 752
Shipped goods	215		
Prepaid expenses	216	390 814	507 399
Other inventories and costs	217	36	
Value added tax on purchased assets	220	828 689	1 150 293
Receivables (payments for which are due in over 12 months after the reporting date)	230	0	0
Trade receivables	231		
Advances given	233		
Other receivables	234		
Receivables (payments for which are due within 12 months of the reporting date)	240	62 150 954	101 579 680
Trade receivables	241	35 029 565	35 155 580

[1] [General Services Classification]
[2] [All-Russian Classification of Enterprises and Organizations]
[3] [All-Russian Classification of Types of Economic Activity]
[4] [All-Russian Classification of Types of Legal Entities/All-Russian Classification of Forms of Ownership]
[5] [All-Russian Classification of Units of Measure]

INCOME STATEMENT

For 12 months of 2004

		CODES
Organization: **OAO Yukos Oil Company**	Form 1 per OKUD No.:	0710002
	Date: (year, month, day)	2005 03 03
Taxpayer identification number : **8604010486**	Per OKPO	00044440
Business: **Production, refining and sale of oil and oil-based products**	Tax ID No.	8604010486
Type of legal entity/form of ownership: **Open joint stock company**	Per OKVED:	
Amounts stated in thousands/millions of rubles: ________	OKOPF/OKFS	47 31
	Per OKEI	384/385

Item		For reporting year	For same period [of previous year]
Description	Code		
1	2	3	4
Revenues and expenses from ordinary forms of operations (Net) proceeds from the sale of goods, products, work and services (less value added tax, excise taxes and similar mandatory payments)	010	6 383 459	7 276 144
Cost of goods, products, work and services sold	020	(1 392 720)	(3 994 568)
Gross income	029	4 990 739	3 281 576
Sales expenses	030	(177 961)	(283 716)
Administrative expenses	040	(2 681 662)	(3 024139)
Income (loss) from sales	**050**	**2 131 116**	**-26 279**
Other income and expenses Interest receivable	060	620 689	216 514
Interest payable	070	(20 840 037)	(1 842 982)
Income from investments in other organizations	080	41 091	1 495 483
Other operating income	090	284 226 994	166 794 508
Other operating expenses	100	(47 152 823)	(189 002 266)
Extraordinary income	120	49 156 662	73 165 325
Extraordinary expenses	130	(187 325 887)	(12 929 925)
Earnings (loss) before taxes	**140**	**80 857 805**	**37 870 378**
Deferred tax assets	141	4 937 369	311 303
Deferred tax liabilities	142	(91 897)	(-77 285)
Current income tax	150	(198 618 410)	(738 241)
Penalties and fines paid to the budget, tax on imputed income	153	(304 557 453)	(7 625)
Tax on income from equity investments in other organizations withheld by tax agent	154	(2 632)	(88 810)
Net income (loss) for the reporting period (140 + 141 – 142 – 150 - 153 – 154)	**190**	**-417 475 218**	**37 424 290**
NOTE: Permanent tax liabilities (assets)	200	(45 358 198)	8 385 462
Basic earnings (loss) per share (in rubles)	210	0.00	16.45
Diluted earnings (loss) per share	220		

Net assets as of 12/31/2004 **-401 455 185** thousands of rubles

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For 2004

		CODES		
Organization: **OAO Yukos Oil Company**	Form 1 per OKUD No.:	0710003		
	Date: (year, month, day)	2005	03	03
Taxpayer identification number :	Per OKPO	00044440		
Business: **Production, refining and sale of oil and oil-based products**	Tax ID No.	8604010486		
Type of legal entity/form of ownership: **Open joint stock company**	per OKVED:	11.10.1; 74.20.2; 51.12.1		
Amounts stated in thousands/millions of rubles: ______________	OKOPF/OKFS	47	31	
	Per OKEI	384/385		

I. Changes in shareholders' equity

Item		Authorized capital	Additional paid in capital	Reserves	Retained earnings (Uncovered losses)	Total
Description	Code					
1	2	3	4	5	6	7
Balance as of December 31 of the year before the previous year	010	8 948	551 550	895	46 134 548	46 695 941
2003 (previous year) Change in reporting policy	011	X	X	X	(133 271)	(133 271)
Results from revaluation of property, plant and equipment	012	X		X		
		X				
Balance as of January 1 of the previous year	020	8 948	551 550	895	46 001 277	46 562 670
Exchange gain (loss) net	021	X		X	X	
Net income	022	X	X	X	37 424 290	37 424 290
Dividends	023	X	X	X	(69 266 881)	(69 266 881)
Provisions to reserves	024	X	X	447	(447)	0
Increase in capital due to: Issuance of additional shares	025	1 854	X	X	X	1 854
Increase in nominal value of shares	026		X	X	X	
Reorganization of legal entity	027		X	X	621 535	621 535
Reduction in capital due to: Reduction in nominal value of shares	028	( )	X	X	X	( )
Reduction in number of shares	029	( )	X	X	X	( )

STATEMENT OF CASH FLOWS

For 2004

	CODES
Form 1 per OKUD No.:	0710001
Date: (year, month, day)	2005 03 03
Per OKPO	00044440
Tax ID No	8604010486
Per OKVED:	
OKOPF/OKFS	47 31
Per OKEI	384/385

Organization: **OAO Yukos Oil Company**

Taxpayer identification number :

Business: **Production, refining and sale of oil and oil-based products**

Type of legal entity/form of ownership: **Open joint stock company**

Amounts stated in thousands/millions of rubles:

Description	Code	For the reporting period	For the same period of the previous year
1	2	3	4
Cash flow at the beginning of the reporting year	100	2 977 338	2 771 992
Changes in cash flow due to current operations	110	8 346 257	15 584 010
Funds received from buyers and customers			
Other income	120	459 224 656	654 977 172
Cash flow used for:	140	504 602 093	636 146 119
The purchase of goods, work, services, raw materials and other current assets	150	(28 351 951)	(50 477 458)
Payroll	160	(26 697)	(225 868)
Dividends and interest	170	(27 885 045)	(53 418 721)
Taxes and duties	180	(102 516 366)	(4 217 956)
Other expenses	190	(345 822 034)	(527 806 116)
Net cash flow from current operations	200	(37 031 180)	34 415 063
Changes in cash flow due to investment activities Proceeds from the sale of property, plant and equipment and other non-current assets	210	1 197 706	4 508 435
Proceeds from the sale of securities and other financial investments	220	5 183 508	46 730 323
Dividends received	230	22 740	1406 707
Interest received	240	95 299	134 325
Proceeds from the repayment of loans made to other organizations	250	914 829	2 698 589
Acquisition of subsidiaries	280	(6 157 557)	(161 621 156)
Purchase of property, plant and equipment, income-generating investments in tangible assets and purchases of intangible assets	290	(96 319)	(783 230)
Purchase of securities and other financial investments	300	(5 668 575)	(38 032 498)
Loans provided to other organizations	310	(1 799 417)	(1 492 448)
Other expenditures	320	(0)	(16 390)
Net cash flow from investment activities	340	(6 307 786)	(146 467 343)
Changes in cash flow from financial activities Proceeds from the issuance of shares or other shareholdings	360		2 666
Proceeds from loans provided by other organizations	370	57 387 961	150 272 883
Repayment of loans (principal only)	390	(14 682 531)	(37 390 337)
Repayment of obligations under finance leases	400	(0)	(0)
Purchase of treasury stock	401	(0)	(555 882)
Net cash flow from financial activities	410	42 705 430	112 329 330
Net increase (decrease) in cash flow and equivalents	430	(633 536)	277 050

ATTACHMENT TO THE BALANCE SHEET

For 2004

Organization: **OAO Yukos Oil Company**

Taxpayer identification number : **8604010486**
Business: **Production, refining and sale of oil and oil-based products**
Type of legal entity/form of ownership: **Open joint stock company**

Amounts stated in thousands/millions of rubles: ______________

	CODES		
Form 1 per OKUD No.:	0710001		
Date: (year, month, day)	2005	03	03
Per OKPO	00044440		
Tax ID No.	8604010486		
Per OKVED:	11.10.1; 74.20.2; 51.12.1		
OKOPF/OKFS	47	31	
Per OKEI	384/385		

Intangible assets

Item		Balance at beginning	Increases	Decreases	Balance at end
Description	Code	of reporting year			of reporting period
1	2	3	4	5	6
Intellectual property (exclusive rights to the output of intellectual property)	010	843	10 836	(0)	11679
including: patent holder's rights to inventions, industrial prototypes and utility models	011			( )	
patent holder's rights to computer programs and databases	012	527	10 836	( )	11 363
patent holder's rights to layouts of integrated circuits	013			( )	
holder's rights to trademarks and service marks, and name of place of origin of goods	014	316		( )	316
patent holder's rights to selected achievements	015			( )	
Start-up costs	020			( )	
Business reputation	030			( )	
				( )	
Other	040	30		( )	30

Item		At the beginning of the	At the end of the
Description	Code	reporting year	reporting period
1	2	3	4
Total amortization of intangible assets	050	83	3 738
including: for computer programs and databases	051	70	3 715
Other	052	13	23
	053		

11. Explanatory note to the financial reporting of OAO NK Yukos for 2004

General Information

The main areas of the activity of the YUKOS Oil Company Open Joint-Stock Company (hereinafter "the Company") are exploration for oil and gas deposits, extraction of oil and gas, the sale of oil and other production, and the provision of services.

The average recorded number of workers during the reporting period was 14 persons (37 persons for 2003).

The full company name of the Company: YUKOS Oil Company Open Joint-Stock Company. Abbreviated name: OAO NK YUKOS. Name of the Company in the English language: Yukos Oil Company.

In accordance with the Charter, the location of the Company is: Russian Federation, 628309, Nefteyugansk of the Khanty-Mansiysk Autonomous Okrug, Lenin St., Bldg. 26.

Postal address: Russian Federation, 115054, Moscow, Dubininskaya St., Bldg. 26.

The date of state registration: 12.05.1993. The number of the certificate of state registration: No. 1350. The authority that performed the state registration: the head of the administration of the Khanty-Mansiysk Autonomous Okrug (Resolution No. 69). The certificate of the entry of a record in the Unified State Register of Legal Entities on a legal entity registered before 1 July 2002: the main registration number 1028601259466 of 04.10.2002.

Information on General Meetings of OAO NK YUKOS Shareholders in 2004

One annual general meeting of OAO NK YUKOS shareholders was held during 2004.

• *Annual General Meeting of OAO NK YUKOS Shareholders on 24 June 2004*

Meeting Agenda

1. Approval of the OAO NK YUKOS annual report for 2003.

2. Approval of financial reporting, including the OAO NK YUKOS income statement for the 2003 fiscal year.

3. Approval of the allocation of the profit of OAO NK YUKOS for the 2003 fiscal year, including the payment of dividends on shares of common stock of OAO NK YUKOS and the losses of OAO NK YUKOS for the 2003 fiscal year.

4. Election of the Board of Directors of OAO NK YUKOS.

5. Election of the Audit Commission of OAO NK YUKOS.

6. Approval of the Auditor of OAO NK YUKOS for 2004.

7. Approval of the total amount of remuneration and compensation of expenses of members of the Board of Directors of OAO NK YUKOS for the period 2004-2005.

Information on the Activity of the Board of Directors of OAO NK YUKOS in 2004

The Board of Directors of OAO NK YUKOS elected at the annual general meeting of OAO NK YUKOS shareholders on 18 June 2003, whose authority expired on 24 June 2004:

1. **KUKES**, Semyon Grigoryevich – chairman of the Board of Directors of OAO NK YUKOS

2. **BUCLEZ**, Francois Claude

3. **GOLUBEV**, Yuri Aleksandrovich

4. **GUPTA**, Raj Kumar

5. **KONTOROVICH**, Alexei Emiliyevich

6. **KOSCIUSKO-MORIZET**, Jacques

7. **CAREY**, Sarah Collins

8. **LOZE**, Bernard

9. **POKHOLKOV**, Yuri Petrovich

10. **SOUBLIN**, Michel

11. **KHODORKOVSKIY**, Mikhail Borisovich *(submitted a statement of resignation from the Board of Directors of OAO NK YUKOS as of 3 November 2003).*

The annual general meeting of OAO NK YUKOS shareholders on 24 June 2004 elected a new 11-person Board of Directors made up of:

	Surname, First Name, Patronymic	Position at the Time of Election
1.	**BUCLEZ**, Francois Claude	Director of the company Cube Capital
2.	**GOLUBEV**, Yuri Aleksandrovich	Member of the Board of Directors of OAO NK YUKOS
3.	**GUPTA**, Raj Kumar	Management consultant, Houston, Texas, USA. *Gupta, R.K. submitted a statement of resignation from the Board of Directors of OAO NK YUKOS as of 14 December 2004*
4.	**KONTOROVICH**, Alexei Emiliyevich	Director of the Institute of the Geology of Oil and Gas of the Siberian Division of the Russian Academy of Sciences
5.	**KOSCIUSKO-MORIZET**, Jacques	Manager of Kajis Sarl, Paris, France *Kosciusko-Morizet , J. submitted a statement of resignation from the Board of Directors of OAO NK YUKOS as of 14 December 2004*
6.	**GERASHCHENKO**, Viktor Vladimirovich	A delegate to the State Duma of the RF Federal Assembly
7.	**CAREY**, Sarah Collins	Attorney/Partner in Squire, Sanders & Dempsey LLP, Washington, DC, USA *Carey, S. submitted a statement of resignation from the Board of Directors of OAO NK YUKOS as of 14 December 2004*
8.	**LOZE**, Bernard	President of Loze & Associates
9.	**ORTIZ**, Edgar	Advisor to the chairman of the Board of Directors of Halliburton Company *E. Ortiz submitted a statement of resignation from the Board of Directors of OAO NK YUKOS as of 19 December 2004*
10.	**POKHOLKOV**, Yuri Petrovich	Rector of Tomsk Polytechnical University
11.	**SOUBLIN**, Michel	Treasurer of Schlumberger Ltd. Paris, France *Soublin, M. submitted a statement of resignation from the Board of Directors of OAO NK YUKOS as of 26 October 2004*

Gerashchenko, Viktor Vladimirovich was unanimously elected chairman of the Board of Directors of OAO NK YUKOS elected on 24 June 2004.

Twenty-seven meetings (in person and by absentee vote) of the Board of Directors of OAO NK YUKOS were held during 2004.

In 2004 the members of the Board of Directors of OAO NK YUKOS were paid remunerations of: RR 6,666,849.00 in May 2004 and USD 484,187.00 in November-December 2004.

The management organization OOO YUKOS-Moscow performed the functions of the executive body of OAO NK YUKOS in 2004.

Information on the Activity of the Audit Commission of OAO NK YUKOS

The Audit Commission of OAO NK YUKOS elected at the annual general meeting of OAO NK YUKOS shareholders on 18 June 2003, whose authority expired on 24 June 2004, included:

1. Britkova, Elena Vladimirovna – chairman of the Audit Commission
2. Guryev, Alexei Igorevich
3. Serzhanova, Margarita Osvaldovna

During 2004 said Audit Commission performed a random audit of OAO NK YUKOS annual financial reporting for 2003 in order to provide a finding to the annual general meeting of OAO NK YUKOS shareholders on 24 June 2004.

A decision of the annual general meeting of OAO NK YUKOS shareholders of 24 June 2004 elected a three-person Audit Commission made up of:

Surname, First Name, Patronymic	Position at the Time of Election
Britkova, Elena Vladimirovna	Head of the Audit Department of OOO YUKOS-Moscow
Murashova, Antonina Borisovna	Deputy head of the Audit Department of OOO YUKOS-Moscow
Serzhanova, Margarita Osvaldovna	Deputy head of the Internal Audit Department of OOO YUKOS-Moscow

Britkova, Elena Vladimirovna was elected chairman of the Audit Commission of OAO NK YUKOS.

The Audit Commission of OAO NK YUKOS did not perform audits of the financial and business activity of OAO NK YUKOS in 2004 by a decision of a general shareholders meeting and the Board of Directors at the request of OAO NK YUKOS shareholders. During 2004 the Audit Commission of OAO NK YUKOS performed audits of individual issues of the financial and business activity of OAO NK YUKOS and random audits of financial reporting by a decision of the chairman of the Audit Commission.

The Company's Accounting Policy

This Company financial statement has been prepared on the basis of the following accounting policy.

1.1 Basis of Preparation

The financial statement has been formulated on the basis of the rules of accounting and reporting in effect in the Russian Federation, in particular the Federal Law "On Accounting" and the Regulation on the Performance of Accounting and Financial Reporting in the Russian Federation approved by Order No. 34n of 29 July 1998 of the Russian Federation Ministry of Finance.

Assets and liabilities have been valued in reporting at the actual costs, with the exception of fixed assets and financial investments for which the current fair market value is determined and assets for which reserves have been created against a reduction of their value.

1.2 Assets and Liabilities in Foreign Exchange

During accounting of business operations performed in foreign exchange, the foreign exchange's official exchange rate relative to the Russian ruble in effect on the day of the performance of the operation was applied.

Assets and liabilities whose value is expressed in foreign exchange are reflected in reporting in amounts calculated on the basis of the foreign exchange's official exchange rate relative to the ruble in effect on 31 December 2004 and constituted RR 27.7487 per 1 USD (31 December 2003 – RR 29.4545) and RR 37.8104 per euro (31 December 2003 – RR 36.8240).

Exchange rate differences that arose during the year on operations with assets and liabilities in foreign exchange and also during their conversion as of the reporting date were applied to unrealized gains and losses.

1.3 Short-Term and Long-Term Assets and Liabilities

In the financial balance sheet, financial investments, receivables, and payables, including debt on credits and loans, have been classified as short-term if their term to maturity (maturity) does not exceed 12 months after the reporting date. Other indicated assets and liabilities have been presented as long-term with the exception of financial investments in third-party notes, which have been classified as short-term investments.

1.4 Fixed Assets

Fixed assets reflect parcels of land, buildings, structures, machines, equipment, means of transport, and other relevant objects with a useful life of more than 12 months.

Fixed assets are accounted for at the actual acquisition (construction) cost.

In reporting, fixed assets acquired (erected) before 01.01.1999 are reflected at the replacement cost, and ones acquired (built) after 01.01.1999 are reflected at the original value, less depreciation accumulated during the entire period of operation.

The depreciation of fixed assets acquired before 1 January 2002 is performed through a straight-line means based on depreciation deduction rates approved by Resolution No. 1072 of 22.10.1990 of the USSR Council of Ministers, and for ones acquired beginning 1 January 2002, at rates calculated on the basis of the periods of the useful life determined in accordance with the Classification of Fixed Assets Included in Depreciation Groups approved by Russian Federation Government Resolution No. 1 of 1 January 2002.

For a concrete object the period of the useful life is established at the time of its placement in operation within limits established in relation to each depreciation group.

Depreciation does not accrue on:

- parcels of land;

- fully depreciated objects not written off from the balance sheet;

- objects with a value of no more than RR 10,000 per unit, whose value is written off to costs as they are placed into production or operation.

Gains and losses from the retirement of fixed assets are reflected in the income statement in miscellaneous operating income and expenses.

Real property for which capital investments have been completed, the relevant accounting source documents on acceptance and transfer have been prepared, and documents have been sent for registration and that are actually operated are accounted for as fixed assets with separation in a separate subaccount for fixed asset accounting.

1.5 Financial Investments

Financial investments are accounted for at the actual costs for their acquisition.

Accounting of financial investments is performed broken down into short-term and long-term financial investments. Long-term financial investments include investments if they have been performed with the intention of holding them and/or receiving income on them for more than one year. All notes acquired by the Company are viewed as short-term financial investments, irrespective of the term to maturity indicated in the note.

Upon the retirement of financial investments, their value is determined through the FIFO method. A determination of the actual cost of sold notes and shares in limited liability companies is performed based on the unit cost.

Financial investments in rights of claim acquired through agreements on the assignment of a right of claim are accounted for in financial investments at the actual costs for their acquisition.

Financial investments for which a reserve for a devaluation of the financial investments is created are reflected in Company reporting less the amounts of the created reserve, whose total amount is applied to miscellaneous operating expenses.

Gains and losses on financial investments are reflected in miscellaneous operating income and expenses.

Treasury stock purchased from shareholders and recorded on the Company balance sheet as of 31 December 2004 is reflected on the financial balance sheet in the section "Capital and Reserves."

1.6 Inventory

Inventory is valued at the actual costs for its acquisition.

Inventory that is obsolete or partially lost its initial quality is reflected on the financial balance sheet at the end of the reporting period at the price of a possible sale if it is below the actual unit cost of the inventory. A reserve for a reduction of the value of inventory, charged to an increase of operating expenses, is created for said difference at the end of the accounting period.

The valuation of materials (except construction ones) upon their placement into production (processing) or other retirement is performed at the average unit cost of a unit of inventory.

Upon the placement of construction materials into production, their valuation is performed through the FIFO method. The value of materials is written off as they are placed into a construction object on the basis of a subcontractor's report on the usage of materials.

Finished production is valued at the actual reduced production cost, without considering administrative expenses.

The valuation upon the sale of finished production is performed at the average (weighted average) cost of each type of finished production.

1.7 Prepaid Expenses

Expenses incurred by the Company during the reporting year but relating to the next reporting period (costs for the preparation and mastery of new production, costs for geological survey work, expenses for the acquisition of licenses, and so forth) are reflected as prepaid expenses and are uniformly written off according to the function during the period to which they relate.

Prepaid expenses relating to periods beginning after the end of the year following the reported one are reflected on the financial balance sheet as long-term assets under the subheading "Other Non-Current Assets."

1.8 Trade receivables

Trade receivables are determined on the basis of prices set by agreement between the Company and purchasers (customers) inclusive of VAT. In accordance with civil law, upon the expiration of the statute of limitations any unclaimed or uncollectible receivables are to be written off under extraordinary expenses, and unpaid payables are to be reported under the Company's extraordinary income.

Any receivables that are not paid by the deadline set by agreement and not secured by appropriate guarantees or other means are reported less the allowance for doubtful debts. This allowance is a conservative estimate made by the Company of the portion of receivables which may not be repaid. The allowance for doubtful debts is related to an increase in other operating expenses.

1.9 Authorized capital, additional paid-in capital and reserves

Authorized capital is reported as the total of the nominal value of common shares purchased by shareholders and the nominal value of common shares bought by the Company from shareholders.

Additional paid-in capital includes the amount of any increases in the value of property, plant and equipment determined as a result of their revaluation, and the capital in excess of nominal value received from the sale of the Company's shares at a price in excess of the shares' nominal value.

By law, the Company has established a reserve equal to 15% of authorized capital.

1.10 Deferred taxes

The Company provides specific reporting of deferred tax assets and liabilities in its financial statements. These are amounts that could have an effect on the amount of current income taxes in future reporting periods.

1.11 Recognition of revenues and expenses

Delivered production, completed work and services rendered are considered to be sold when title passes to the purchaser or at the time when services are rendered. If the moment when title passes has not been stipulated by agreement, the time of sale is recognized as the date the certificate of the acceptance and sale of products to the buyer is signed.

All sales expenses and distribution and marketing expenses are charged monthly to the cost of goods (work, services) sold except transportation and preparation expenses connected with the delivery of purchased goods from the supplier to the storage area. The latter expenses are to be divided between goods sold and goods in inventory at the end of the reporting period.

Administrative expenses are fully recognized in the cost of goods and products (work and services) sold.

1.12 Reserves established by the Company

The Company has created a Reserve for the Financial Support of the Development of Production for the creation of centralized financial resources to fund the expenses of the Company and its subsidiaries, in which it holds a stake in excess of 50%, in the area of investment, innovation, social and other activities. The funds placed in the Reserve by each of the Company's subsidiaries and expenses paid out of the Reserve's funds are reported as extraordinary income and expenses.

1.13 Change in accounting policy

The Company has made no changes from 2003 to 2004 in the forms of financial statements and the procedure for preparing financial statements approved by RF Minfin Order 67n of July 22, 2003.

During the reporting year, revisions were made to the Company's accounting policies as a result of the requirements of new accounting regulations that went into effect in 2003.

The following revisions were made to accounting policies for 2004

- In accordance with the "Procedural Guidelines for Reporting Property, Plant and Equipment," which were approved by RF Minfin Order 91n of March 13, 2003, properties for which capital investments have been completed, the related primary acceptance and conveyance records have been prepared and documents have been transferred, and which are actually in operation, are reflected in accounting records as fixed assets and broken down into sub-accounts to fixed asset accounts. Depreciation for these properties is calculated in the usual manner from the first day of the month following the month when the property is placed in service.

- Pursuant to the "Procedural Guidelines for Reporting a Special-Purpose Instruments, Devices, Equipment and Work Clothing," which was approved by RF Minfin Order 135n of December 26, 2002, the cost of work clothing is depreciated on a straight-line basis using the useful life of the work clothing. The cost of work clothing and shoes, the useful life of which, according to distribution regulations, should not exceed 12 months, is fully charged in a single amount to production costs when distributed to workers. Moreover, the quantitative accounting for this clothing must be reflected in the balance sheet during the entire period it is used.

Accounting policy for 2005

The Company did not make any significant changes in accounting policies for 2005.

Disclosure of Main Items

Non-Current Assets

Property, plant and equipment (line 120 of the balance sheet)

(thousands of rubles)

	Oil pipelines	*Wells*	*Buildings and structures*	*Equipment and vehicles*	*Other*	*Total*
As of 1/1/2004						
Gross amount	830	9	2 227 2	2	34	4 370 83
Accumulated depreciation	(129 8	(131 063)	(344 9	(105	(3 0	(714 11
Net amount	**700**	**8**	**1 882 2**	**1**	**31**	**3 656 71**
As of 12/31/04						
Gross amount	884	1 203	2 407 5	2	63	4 849 29
Accumulated depreciation	(183 4	(229	(532 1	(150	(6 9	(1 102 028)
Net amount	**701**	**9**	**1 875 4**	**1**	**56**	**3 747 26**

The Company's assets are located in Tyumen Oblast, the Nefteyugansk area, Khanty-Mansiisk area, Samara area and Tomsk Oblast in the city of Achinsk in Krasnoyarsk Krai, and are mainly leased to subsidiaries.

In 2004, oil production facilities (structures) valued at 701,401,000 rubles were placed in service:

- at the Priobskii field in Tyumen Oblast and the Khanty-Mansiisk Autonomous Region;

- at the Malaniisk, Yezhov, Burolat, Anyutin, Khrebtov and Letov fields in Samara Oblast;
- at the Sredne-Balyksk field in the Neftyeyugansk area in Khanty-Mansiisk Autonomous Region;
- at the Zapadno-Malobalyksk field in the Nefteyugansk area in Khanty-Mansiisk Autonomous Region;

In 2004, property, plant and equipment with a net value of 147,830,000 rubles were retired due to the sale of:

- real properties at ZAO Yukos-Mamontovo;
- real properties at OAO Yuganskneftegaz.

Construction in progress (line 130 of the balance sheet)

This line item includes the cost of equipment requiring assembly, capital expenditures and capital development, including:

(thousands of rubles)

Types of construction in progress costs	*December 31*	
	2004	2003
Equipment requiring assembly	[illegible]	10[illegible]
Capital expenditures including:	3 3[illegible]	3 44[illegible]
- Expenditures on construction in progress	3 3[illegible]	3 38[illegible]
- Investments in intangible and other non-current assets	[illegible]	[illegible]
- Assets for which construction was completed, awaiting government registration		
- Other capital expenditures		
Total	**3 4[illegible]**	**3 55[illegible]**

Construction in progress at the end of the reporting period included:

- Oil construction facilities at the Priobsk field (928,518,000 rubles) including sites for which construction was completed totaling 803,242,000 rubles (the reduction from the beginning of the year was 254,876,000 rubles due to the sites being placed in service);
- Oil construction facilities at the Zapadno-Malobalyksk field totaling 42,183,000 rubles (the reduction from the beginning of the year was 173,672,000 rubles due to the sites being placed in service);
- Oil construction facilities at the Sredne-Balyksk field totaling 170,045,000 rubles (the reduction from the beginning of the year was 37,134,000 rubles) including sites for which construction was completed totaling 122,156,000 rubles;
- Oil construction facilities at the Malaninsk field totaling 77,900,000 rubles including sites for which construction was completed totaling 15,444,000 rubles;
- Construction of the modular oil refining installation in the Aleksandrov area of Tomsk Oblast totaling 35,904,000 rubles;

- Other industrial construction sites totaling 51,555,000 rubles;
- Expenditures for the construction of exploratory drilling wells in the Company's licensed areas totaling 1,367,824,000 rubles.

Long-term financial investments (line 140 of the balance sheet)

(thousands of rubles)

Types of long-term financial investments	*1/1/2 004*	*Incre ases*	*Decreases*	*12/31/ 04*
Shares of subsidiaries	460 525 :	6 968	420 057 63	47 436 5
Equity interest in subsidiaries	7 117	3 827	313	10 944
Equity interest and shares in affiliates	4 350 577	223 555 :	87 336	140 570
Equity interest and shares in other companies	202	90	91	200
Long-term loans (longer than 12 months) provided to organizations	549	22	0	572
Investments under joint operating agreements	342 !			342
Total gross amount	**473 088 096**	**234 465**	**507 486 208**	**200 067 339**
Reserve for write-downs	(1 228 811)	(1 228	(1 228 811	(1 228 811
Total (line 140)	**471 859 285**	**233 236**	**506 257 397**	**198 838 528**

In 2003, the Company created a reserve for the write-down of the investment in ZAO Ordaliya 2000 in the amount of 1,228,811,000 rubles. This reserve was not utilized in 2004, and the amount of the unutilized reserve was added to operating income. However, as of December 31, 2004, the investment in ZAO Ordaliya 2000 continues to be reported in the Company's balance sheet, as a result of which, the initial amount of the reserve was restored at the end of the reporting year. Reserve creation expenses were also added to other operating expenses.

As of the reporting date, long-term financial investments included listed shares of OAO Sibneft in the amount of 34.54% of the authorized capital of that organization. Pursuant to paragraph 20, Article III of Accounting Regulation 19/02, "Accounting for Financial Investments," the financial investments in the shares of OAO Sibneft were revalued at the market value set on the Moscow Interbank Currency Exchange. Adjusted for the reduction, the amount of the revaluation totaled 20,603,483,000 rubles. The results of the revaluation were reflected in the Company's operating expenses for 2004. Adjusted for the revaluation, the book value of the shares of OAO Sibneft in the balance sheet as of 12/31/2004 was 136,350,286,000 rubles. This revaluation made it possible to provide a more reliable reporting of the Company's asset situation.

Key subsidiaries and affiliates

Key subsidiaries:

Company name	*Location*	*Business*	*Ownership %*
Yukos Finance B.V.	Netherlands	Investment company	100%
OOO Dubininskoe	Moscow	Leasing	100%
OOO Kinelskii Sklad	Samara	Leasing	100%
OOO Top Master Realty	Moscow	Leasing	100%
OAO Angarskaya Neftekhimicheskaya Kompaniya	Angarsk	Petroleum chemistry	100%
OAO Angarskii Zavod Polimerov	Angarsk	Production of oil and chemical products	100%
OAO Arkticheskaya Gazovaya Kompaniya	Urengoi	Oil production	100%
OAO FPK Kedr-M	Moscow	Oil product business	100%
OAO Neftegaztekhnologiya	Novyi Urengoi	Field development and operation	100%
OAO Samaraneftegaz	Samara	Oil production	100%
OAO Tomskneft VNK	Strezhevoi	Oil production	100%
ZAO Irkutsknefteprodukt	Irkutsk	Oil product business	100%
ZAO NBA-Service	Moscow	Purchase and sale of oil products	100%
ZAO Ordaliya 2000	Moscow	Consulting and marketing services	100%
ZAO Singapaipromservice	Nefteyugansk	Construction	100%
ZAO Urengoil Inc.	Urengoi	Oil production	100%
ZAO Yu-Tver	Tver	Oil product business	100%
ZAO Yukos Mamontovo	Nefteyugansk	Leasing	100%
OOO Tsentr Issledovanii I Razrabotok Yukos	Moscow	Scientific research, experimental, developmental and engineering work	77.40%
OAO Vostochno-Sibirskaya Neftegazovaya Kompaniya	Moscow	Oil production	70%
ZAO YUT- Oil	Lukhovitsy	Oil product storage and trading	70%
OAO Urengoineftegaztekhnologiya	Urengoi	Hydrocarbon prospecting and exploration, mineral resource research	50.15%

Key affiliates:

Company name	*Location*	*Business*	*Ownership %*
OOO Zapadno-Malobalykskoye	Moscow	Oil production	50%
OOO Sibirskaya Internet Kompaniya	Moscow	Information technology	48.99%
ZAO Yu-SVL	Krasnodar	Oil tank farm operation, oil storage	50%
OAO Belgorodenergo	Belgorod	Electric power supply	24.96%
OAO Kubanenergo	Krasnodar	Electric power supply	26.26%
OAO Neftegaztekhnologiya	Novyi Urengoi	Oil production	20%
OAO Sibneft	Lyubinskii Industrial Community	Production and sale of oil products	34.54%
OAO Tambovenergo	Tambov	Electric power supply	25.00%
OAO Teploenergeticheskaya Kompaniya	Belgorod	Electric power supply	25%
OAO Tomskenergo	Tomsk	Electric power supply	25.64%
OAO Yuganskneftegaz	Nefteyugansk area, Tyumen Oblast	Production, refining and sale of oil and gas	23.21%

The most significant investments made during the reporting year were the purchase of equity interests and parcels of securities of the following organizations:

Organization – investment target	*Amount, thousands of rubles*
OAO Neftegaztekhnologiya	1 736 189
OAO Kedr-M FPK	1 604 935
OOO Top Master Realty	877 963

The reduction in the book value of investments in subsidiaries was due to their reclassification under investments in affiliates as a result of the reduction in the percentage ownership of shares including shares of OAO Sibneft and OAO Yuganskneftegaz.

The most significant joint venture investment (292,767,000 rubles) was the construction of the Novokuibyshev Flushing and Steaming Plant under a partnership agreement with ZAO EKZA.

Other non-current assets (line 150 of the balance sheet)

This line item includes the cost of field licenses, the cost of exploration work and the cost to purchase and service software with a useful life of over 12 months, to which the Company does not have exclusive rights, including:

(thousands of rubles)

Types of non-current assets	*December 31*	
	2003	2004
Mineral resource usage licenses	517 243	493 728
Costs to purchase and service software	253 971	193 667
Total	**771 214**	**687 395**

Current Assets

As of the reporting date, **the VAT on purchased assets** (line 220 of the balance sheet) totaled 1,150,293,000 rubles and included:

- VAT for the completion of capital development in the amount of 592,804,000 rubles;
- VAT for other tangible assets, work and services purchased, but not paid for, in the amount of 557,489,000 rubles.

Company receivables (line 240 of the balance sheet)

All receivables are short-term in nature, and by agreement, are expected to be repaid within 12 months of the reporting date.

- At the end of the reporting period, trade receivables for goods (work and services) sold totaled 35,155,580,000 rubles (line 241). This was an increase of 126,015,000 rubles over the prior year.

Trade receivables by type of transaction:

(thousands of rubles)

Type of transaction	*December 31*	
	2004	2003
Sale of oil and oil-based products	796 494	538 033
Other sales	3 974 249	10 926 052
including the sale of the assets of Yukos-Mamontovo	*3 902 443*	*9 756 789*
Sale of consignment goods	15 730 901	16 213 834
Settlements with consignors and agents	103 844	29 555
Settlements with principals and sales representatives	14 054 542	7 127 898
Lease payments	321 677	137 708
Other	173 873	109 543
Allowance for doubtful debts	-	53 058
Total line 241	**35 155 580**	**35 029 565**

Total receivables on line 241 in 2003 are reported net of the allowance for doubtful debts in the amount of 53,058,000 rubles.
In 2004, the Company did not create an allowance for doubtful debts.

- Advances given (line 243) totaled 818,102,000 rubles. This amount was down by 2,918,366,000 from the prior year due to a reduction in the amount of advance payments for transportation.

Receivables for advances given broken down by transaction type:

(thousands of rubles)

Type of transaction	*December 31*	
	2004	2003
Payments to suppliers for transportation	16 970	2 961 542
Production payments to suppliers	181 884	303 768
General payments	539 883	384 670
Other	79 365	100 640
Allowance for doubtful debts	-	14 152
Total line 243	**818 102**	**3 736 468**

Total receivables on line 243 in 2003 are reported net of the allowance for doubtful debts in the amount of 14,152,000 rubles.
In 2004, the Company did not create an allowance for doubtful debts.

- Other receivables (line 244) totaled 65,605,998,000 rubles and 22,384,921,000 rubles as of December 31, 2004 and 2003 respectively.

Breakdown of other receivables by type:

(thousands of rubles)

Type of receivables	*December 31*	
	2004	2003

Receivables for buy-sell contracts for securities and other assets	350 479	3 538 499
Overpayments of taxes and duties,	404 194	1 218 152
including:		
overpayment (refund) of VAT (including unconfirmed exports)	*387 047*	*1 202 225*
Receivables for customs and export duties	3 137 224	6 423 499
Receivables related to financial support and production development fund	25 566 360	11 300 000
Receivables for incomplete payments related to enforcement proceedings to collect on tax claims for 2000-2003	34 937 779	-
Other receivables	1 209 962	904 771
Allowance for doubtful debts	-	1 352
Total line 244	**65 605 998**	**23 384 921**

Other receivables rose by 42,221,077,000 rubles over the prior year due to incomplete payments related to enforcement proceedings for the collection of tax claims for 2000-2003 in the amount of 34,937,779,000 rubles and due to an increase in the amount of the receivables related to the allocation to the financial support and production development fund in the amount of 14,266,360,000 rubles.

Total receivables on line 244 in 2003 were reported net of the allowance for doubtful debts in the amount of 1,352,000 rubles.

In 2004, the Company did not create an allowance for doubtful debts.

Short-term financial investments (line 250 of the balance sheet) included:

(thousands of rubles)

Types of short-term financial investments	*December 31*	
	2003	2004
Promissory notes of banks and organizations	2 457	6 33
Short-term loans provided to organizations	61	1 58
Other investments		65
Total	**3 078**	**8 57**

As of 12/31/2004, no reserve had been created for writing down short-term financial investments.

Capital and Reserves

Authorized capital and shares purchased from shareholders

As a result of the cancellation of the additional 2003 issue of common registered shares (Russian ASAN Notice 04-VS/1657), withdrawn capital totaled 1,854,097.22 rubles. Revisions to the Company's foundation documents were not made, and as a result, the Company's authorized

capital indicated in the financial statements as of 12/31/2004 did not reflect the change in the amount of 10,802,000 rubles.
At the end of the reporting period, the authorized capital of OAO Yukos Oil Company was made up of 2,236,964,578 ordinary registered shares with a nominal value of 0.004 rubles totaling 8,947,858.31 rubles, and 463,524,307 common shares for the cancelled additional 2003 issue with a nominal value of 0.004 rubles totaling 1,854,097.22 rubles.
There was a total of 51,674 shareholders (investors).

The entry in the shareholders' register concerning the cancellation of shares was dated July 2, 2004. Shares awaiting settlement are reported in the financial statements under the company's treasury stock which is reported in the organization's balance sheet.

At the end of the reporting period, the Company owned 130,073 treasury shares and 463,524,307 cancelled shares from the additional 2003 issue.

The Company's additional paid-in capital (line 420 of the balance sheet) totaled 259,367,398,000 rubles as of December 31, 2003 and 551,547,000 rubles as of December 31, 2004. As of the latter reporting date, this aggregate was made up of:

- capital in excess of nominal value of 489,350,000 rubles
- an increase in the value of property, plant and equipment due to a previous revaluation totaling 62,177,000 rubles.

As of December 31, 2004, additional paid-in capital declined by 258,815,851,000 rubles from the prior year due to the reversal of capital in excess of nominal value for the canceled shares of the additional 2003 issue.

The Company's reserves (line 430 of the balance sheet) totaled 1,342,000 rubles and 1,620,000 rubles as of December 31, 2003 and 2004 respectively. As a result of the allocation of a portion of net income to an increase in reserves up to 15% of the Company's authorized capital, this item rose by 278,000 rubles in accordance with a resolution passed by the annual shareholders' meeting in 2004.

Other long-term liabilities (line 520 of the balance sheet)

As of December 31, 2004, other long-term liabilities consisted of the Company's notes payable totaling 1,752,600,000 rubles and due over 12 months after the reporting date.

Long-term debt and loans

(thousands of rubles)

Lender	*December 31*	
	2003	2004
Long-term debt		
Yukos Capital S.A.R.L.	36 300 846	89 151 894
Notes payable	83 704 750	41 389 326
Total long-term debt (line 512)	**120 005 596**	**130 541 220**

Long-term loans		
Societe Generale	76 581 700	36 924 687
Total long-term loans (line 511)	**76 581 700**	**36 924 687**

Maturities of loans provided by Yukos Capital S.A.R.L.: 79,301,106,000 rubles through December 31, 2008, USD 355,000 (9,850,788,000 rubles at the exchange rate of the Russian Central Bank as of December 31, 2004) through December 30, 2009.
The notes payable in the amount of 41,389,326,000 rubles are due in 2006.

The debt payable for the loan provided by Societe Generale totaled USD 1,330,682,000 as of December 31, 2004 including USD 30,682,000 due prior to 2006, and USD 1,300,000,000 due prior to 2008.

3.5 Short-term Borrowings

(thousands of rubles)

Lender/creditor	December 31	
	2003	2004
Short-term debt		
Yukos Capital S.A.R.L.	-	3 722 432
Notes payable		
	-	54 460 004
Total short-term debt (line 612)		58 182 436
Short-term loans		
Societe Generale	183 268	16 748
Total short-term loans (line 611)	**183 268**	**16 748**

Current Liabilities (line 610 of the balance sheet)

Accounts payable included:

As of December 31, 2004, payables to suppliers, contractors and consignors (line 621 of the balance sheet) totaled 168,515,468,000 rubles. This was 136,292,536,000 rubles higher than the year-earlier figure due primarily to the increase in payables to consignors for exportable oil.

Payables to suppliers, contractors, principals and sales representatives is broken down below by type of payment:

(thousands of rubles)

Type of payable	*December 31*	
	2004	2003

Payables to suppliers for transportation	3 077 533	24 789
General payables	1 625 185	240 481
Payables to consignors and principals for the export of oil and oil-based products	163 102 958	31 453 242
Other	709 792	504 420
Total line 621	**168 515 468**	**32 222 932**

Payables to other creditors (line 625 of the balance sheet) totaled 16,986,572,000 rubles and 17,385,301,000 rubles as of December 31, 2004 and 2003 respectively.

Below is a breakdown of payables to other creditors by type:

(thousands of rubles)

Type of payables	*December 31*	
	2004	2003
Notes payable (line 626)	5 811 003	6 153 948
Payables for advances received (line 627)	32 012	9 123
Other payables	11 143 557	11 222 230
including:		
Payables for buy-sell contracts for securities and other assets	*4 685 171*	*6 531 916*
VAT related to unpaid receivables for goods, work and services	*1 240 403*	*1 936 832*
Payables related to the financial support and production development fund for subsidiaries	-	*41 986*
Payables related to agreements to sell claims (assignment)	*2 859 971*	*172 096*
Other payables	*2 358 012*	*2 539 400*
Total	**16 986 572**	**17 385 301**

This was a decrease in other payables of 398,729,000 rubles from the prior year.

Deferred Income

This item includes increases in assets (revenues) related to the investment program and prospecting in the amount of 720,572,000 rubles as of December 31, 2004 and in the amount of 788,499,000 rubles as of December 31, 2003.

Decreases in this amount occur upon the recognition of extraordinary income in reporting periods, to the extent applicable to expenditures for assets purchased using special-purpose revenues.

Taxes

Value added tax (VAT)

During the reporting period, to determine the taxable base for value added tax, the Company recognized revenues from the sale of products at the time of payment for such products. During the reporting period, the accrual of VAT using the paid-up method resulted in VAT in the amount of 1,591,484,000 rubles, and 895,056,000 rubles using the shipping method. The difference between the amounts of VAT calculated using the paid-up and shipping methods was 696,428,000 rubles (1,856,541,000 rubles in 2003).

Mineral extraction tax

In 2003, the Company accrued mineral extraction tax in the amount of 700,605,000 rubles (544,126,000 rubles in 2003).

Income tax

Income tax, which was determined using reported income (conventional income tax expense) for the reporting year, totaled 22,878,510,000 rubles (8,729,968,000 rubles in 2003). In the reporting year, the amount of permanent differences that affected the adjustment to conventional income tax expense for the purposes of determining income tax calculated using tax accounting figures (current income tax) totaled 174,481,507,000 rubles (34,939,425,000 rubles in 2003). These permanent differences are connected with differences in the recognition of revenues and expenses for reporting purposes and for tax purposes. These mainly concerned expenses connected with the accrual of VAT based on tax audit reports for 2000-2003 (130,595,159,000 rubles) and enforcement fee expenses charged by the Court Bailiff's Service for tax claims for 2000-2002 (23,659,802,000 rubles).

The amount of taxable temporary differences that affected the adjustment to conventional income tax expense for the purposes of determining current income tax calculated using tax accounting figures totaled 20,572,371,000 rubles. The taxable temporary differences are connected with differences in the recognition of expenses for reporting purposes and for tax purposes. These differences mainly arose as a result of the revaluation of the OAO Sibneft shares at market value and resource development expenses.

The amount of deductible temporary differences that affected the adjustment to conventional income tax expense for the purposes of determining income tax calculated using tax accounting rules totaled 382,903,000 rubles. Deductible temporary differences were mainly the result of differences in the recognition for reporting purposes and for tax purposes of total depreciation for depreciable assets and the amount of income from investments in the authorized capital and securities of other organizations.

Based on tax accounting figures, taxable income for 2004 was 69,599,544,000 rubles (-3,092,046,000 rubles in 2003).

Property tax

In 2003 [sic], the Company accrued property tax in the amount of 77,266,000 rubles (237,954,000 rubles in 2003).

Total tax arrears, penalties and tax sanctions accrued based on field tax audits for 2000-2003 conducted by the RF Tax Ministry and the RF Inter-regional Inspectorate of the Tax Ministry for Large Taxpayer No. 1 are as follows:

Thousands of rubles

	2000	2001	2002	2003	Total
Tax	47 966 084	48 891 426	90 286 553	86 228 188	273 372 251
Penalties	32 176 368	27 315 901	31 485 110	15 235 931	106 213 310
Fines	19 186 433	39 113 141	71 189 488	68 939 327	198 428 389
Enforcement					

fee of court bailiffs	6 848 291	8 287 495	8 524 016	---	23 659 802
Total	106 177 176	123 607 963	201 485 167	170 403 446	601 673 752

The accounting records do not reflect the enforcement fee of court bailiffs for sanctions related to 2003 due to the lack of the Decree for the collection of the enforcement fee in relation to the enforcement proceedings for the collection of amounts owed pursuant to the report from the field tax audit for 2003.

Notes to Income Statement for 2004

Revenues from the sale of products, goods, work and services (net of VAT, excise taxes and similar mandatory payments) (line 10) can be broken down as follows:

Thousands of rubles

Revenues from the sale of goods, products, work and services	*Year ending December 31*	
	2004	2003
Sale of oil	2 508 383	2 794 030
Sale of oil-based products	0	1 565 454
Leasing services	584 208	1 622 848
Brokerage services for the sale of oil and oil-based products	3 139 195	764 202
Other services and products	151 673	529 610
Total	**6 383 459**	**7 276 144**

Cost of products, goods, work and services sold (line 20) can be broken down as follows:

Thousands of rubles

Cost of goods, work and services sold	*Year ending December 31*	
	2004	2003
Sale of oil	965 395	877 143
Sale of oil-based products	0	1 553 553
Leasing services	366 755	1 203 301
Other services and products	60 570	360 571
Total	**1 392 720**	**3 994 568**

Selling expenses (line 30)

Selling expenses totaled 177,961,000 rubles in 2004 (283,716,000 rubles in 2003). The main component of selling expenses was transportation expenses totaling 174,013,000 rubles (243,121,000 rubles in 2003).

The reduction in revenues, the cost of products sold and selling expenses from 2003 to 2004 was due to the lack of sales of oil-based products in the reporting year (from 2003 to 2004 revenues dropped by 1.1 times and cost of products sold by 2.8 times).

Administrative expenses (line 040) included:

(thousands of rubles)

Types of administrative expenses	*Year ending December 31*	
	20(	20
Advertising expenses	771 140	1 110 479
Management services	947 997	783 595
Information and consulting services	394 639	430 581
Information and technical support and communications	137 533	244 260
Office lease	82 244	85 994
Auditing services	78 819	93 144
Other administrative expenses	269 290	276 086
Total	**2 681 662**	**3 024 139**

Interest income (line 060) included:

(thousands of rubles)

Types of interest income	*Year ending December 31*	
	2004	2003
Interest on loans provided	103 951	124 871
Interest on deposits, CDs, and account balances at banks	36 399	64 316
Interest on promissory notes of banks and organizations	480 335	27 292
Other	4	35
Total	**620 689**	**216 514**

Interest expense (line 070) was up by 18,997,055,000 rubles over the prior year and totaled 20,840,037,000 rubles. Interest expense was made up of:

- interest accrued on the Company's notes payable in the amount of 12,414,293,000 rubles,
- interest accrued on loans received in the amount of 1,915,937,000 rubles,
- interest accrued on debt in the amount of 6,509,807,000 rubles.

Other operating income and expenses (lines 90 and 100) included:

(thousands of rubles)

	Year ending December 31			
	2004		2003	
	Income	Expenses	Income	Expenses
Sale of foreign currency	14 082 505	14 100 371	87 803 582	87 803 123
Sale of securities, fixed assets and other assets	268 752 089	10 730 310	78 835 030	77 578 059
including:				

Sale of long-term financial investments in the shares of OAO YUNG on the basis of a decision of court bailiffs	*260 753 447*	*3 045 641*	—	—
Loss from the retirement of OAO VNK shares as a result of the reorganization by means of the absorption into OAO Yukos Oil Company	—	—	—	21 132 147
Reserve for write-downs for the financial investment in ZAO Ordaliya 2000	1 228 811	1 228 811	-	1 228 811
Revaluation of financial investments in shares of OAO Sibneft at current market value	—	20 603 483	—	—
Allowance for doubtful debts	114 834	—	76 701	112 207
Other	48 755	489 848	79 195	1 147 919
Total	**284 226 994**	**47 152 823**	**166 794 508**	**189 002 266**

Extraordinary income and expenses (lines 120 and 130) included:

(thousands of rubles)

	Year ending December 31			
	2004		2003	
	Income	Expenses	Income	Expenses
Funds in the Company's fund for the financial support of development	39 000 000	7 913 279	66 237 931	4 520 688
Exchange differences	10 069 525	5 991 247	6 628 541	3 733 192
Charitable donations and financial assistance	-	1 717 189	-	1 303 405
Tax liabilities accrued on the basis of reports from field tax audits	-	145 136 738	-	-
Enforcement fee of court bailiffs pursuant to the Decrees for the collection of amounts owed pursuant to reports from field tax audits for 2000-2002	-	23 659 802	-	-
Write-offs of receivables and payables	1 373	-	63 366	57 043
Natural resource development expenses	-	316 981	-	635 790
Research expenses	-	174 211	-	248 429
Expenses for arranging the celebration of the 10-year	-	74 846	-	465 675

anniversary of OAO Yukos Oil Company and other events				
Corporate event support expenses	-	1 658 500	-	566 280
Other	85 764	683 094	235 487	1 399 423
Total	**49 156 662**	**187 325 887**	**73 165 325**	**12 929 925**

Earnings per Share

Earnings per share were not calculated since the Company reported a loss as a result of tax liabilities accrued in 2004.

Affiliated Companies and Individuals

№	Full name (name of nonprofit organization)of legal entity or name (last name, first name and patronymic) of individual	Location of legal entity or residence of individual	Mailing address of legal entity	Basis upon which the entity (individual) is recognized as affiliated with the joint stock company under Russian Federation law. Effective date of the basis (bases) upon which the entity (individual) was recognized as affiliated with the joint stock company under Russian Federation law.	Percentage of each category of company shares owned by the entity (individual) affiliated with the company
1.	Gerashchenko, Victor Vladimirovich	Moscow, Russian Federation		Basis: individual is a member of the company Board of Directors Effective date of basis: 24 June 2004	None
2.	Gupta, Raj Kumar	Houston, Texas, USA		Basis: individual is a member of the company Board of Directors Effective date of basis: 20 June 2001	None
3.	Pokholov, Yuri Petrovich	Tomsk, Russian Federation		Basis: individual is a member of the company Board of Directors Effective date of basis: 20 June 2001	0.00001%
4.	Ortiz, Edgar	Houston, USA		Basis: individual is a member of the company Board of Directors Effective date of basis: 24 June 2004	None
5.	Kosciusko-Morizet, Jacques	Paris, France		Basis: individual is a member of the company Board of Directors Effective date of basis: 20 June 2001	None
6.	Soublin, Michel	Paris, France		Basis: individual is a member of the company Board of Directors Effective date of basis: 20 June 2001	None
7.	Carey, Sarah Collins	Washington, DC, USA		Basis: individual is a member of the company Board of Directors Effective date of basis: 20 June 2001	None
8.	Loze, Bernard	Paris, France		Basis: individual is a member of the company Board of Directors Effective date of basis: 20 June 2001	None
9.	Kontorovich, Alexei Emilievich	Novosibirsk, Russian Federation		Basis: individual is a member of the company Board of Directors Effective date of basis: 20 June 2001	None

10.	*Golubev, Yuri Alexandrovich*	*Moscow, Russian Federation*		*Basis: individual is a member of the company Board of Directors* *Effective date of basis: 20 June 2001*	*0.01279%*
11.	*Buclez, Francois*	*London, Great Britain*		*Basis: individual is a member of the company Board of Directors* *Effective date of basis: 18 June 2003*	*None*
12.	*Theede, Steven*	*London, Great Britain*		*Basis: individual is a member of the group that owns the company* *Effective date of basis: 1 July 2004*	*None*
13.	*YUKOS-Moscow LLC*	*Bldg. 13, 17 Dubininskaya St., Moscow, Russian Federation 115054*	*31a Dubininskaya St., Moscow, Russian Federation 115054*	*Basis: entity exercises the authority of the company's executive body* *Effective date of basis: 3 May 2000* *Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 2 March 1998* *Basis: individual is a member of the group that owns the company* *Effective date of basis: 3 May 2000*	*None*
14.	*NBA-Service LLC*	*72 Mir Ave., Moscow, Russian Federation 129110*	*72 Mir Ave., Moscow, Russian Federation 129110*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 7 May 2003* *Basis: individual is a member of the group that owns the company* *Effective date of basis: 7 May 2003*	*None*

15.	*Energy Service Company, closed joint stock company*	*28a Bolshevistskaya St., Republic of Mordovia, Russian Federation 430000*	*28a Bolshevistskaya St., Republic of Mordovia, Russian Federation 430000*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 11 June 2003* *Basis: individual is a member of the group that owns the company* *Effective date of basis: 11 June 2003*	*None*
16.	*ESKOM-EnergoTrayd, closed joint stock company*	*Bldg. 3, 17 Dubininskaya St., Moscow, Russian Federation 115054*	*Bldg. 3, 17 Dubininskaya St., Moscow, Russian Federation 115054*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 16 December 2004* *Basis: individual is a member of the group that owns the company* *Effective date of basis: 16 December 2004*	*None*
17.	*Syzran Oil Refinery, open joint stock company*	*1 Astrakhanskaya St., Syzran, Samara oblast, Russian Federation 446009*	*1 Astrakhanskaya St., Syzran, Samara oblast, Russian Federation 446009*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 10 December 1993* *Basis: individual is a member of the group that owns the company* *Effective date of basis: 10 December 1993*	*None*
18.	*YUKOS-Inform, closed joint stock company*	*8 Krymsky val, Moscow, Russian Federation, 117049*	*8 Krymsky val, Moscow, Russian Federation, 117049*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 5 July 1994* *Basis: individual is a member of the group that owns the company* *Effective date of basis: 5 July 1994*	*None*
19.	*Yukos UK Ltd.*	*Bellhouse,175, Regent Street,*	*Bellhouse,175, Regent Street,*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or*	*None*

		London, WIR 7FB	*London, WIR 7FB*	*fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 30 January 1996* *Basis: individual is a member of the group that owns the company* *Effective date of basis: 30 January 1996*	
20.	*Angarsknefteprodukt, open joint stock company*	*6 K. Marx St. Angarsk, Irkutsk oblast, Russian Federation*	*6 K. Marx St. Angarsk, Irkutsk oblast, Russian Federation*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 29 December 2001* *Basis: member of the same group of entities as the company* *Effective date of basis: 29 December 2001*	*None*
21.	*Yukos Finance BV*	*TMF Netherlands BV, 1 Lokatellikade, Amsterdam, Netherlands, 1076AZ*	*TMF Netherlands BV, 1 Lokatellikade, Amsterdam, Netherlands, 1076AZ*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 22 September 1998* *Basis: member of the same group of entities as the company* *Effective date of basis: 22 September 1998*	*None*
22.	*YUKOS-M Trading House LLC*	*Bldg. 3, 14/124 Derbenevskaya St., Moscow, Russian Federation 113114*	*23 Vavilov St., Moscow, Russian Federation 117312*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 29 September 1998* *Basis: member of the same group of entities as the company* *Effective date of basis: 29 September 1998*	*None*
23.	*YUKOS-Petroleum LLC*	*64 Kaluzhskaya St., Mosalsk, Kaluga oblast, Russian Federation 249930*	*23 Vavilov St., Moscow, Russian Federation 117312*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 27 May 1998* *Basis: member of the same group of entities as the company* *Effective date of basis: 27 May 1998*	*None*

24.	*YUKOS-Transservice LLC*	*Novokuyubyshevsk Oil Refinery Oil Company, Refinery Management District, Samara oblast, NovoKuibyshevsk, Russian Federation 446207*	*OFFICE Administrative Building, Samara oblast, NovoKuibyshevsk, Russian Federation 446207*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 7 September 1998* *Basis: member of the same group of entities as the company* *Effective date of basis: 7 September 1998*	*None*
25.	*Strezhevoy Oil Refinery LLC*	*23 Burovikov St., Strezhevoy, Tomsk oblast, Russian Federation 636762*	*23 Burovikov St., Strezhevoy, Tomsk oblast, Russian Federation 636762*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 11 November 1999* *Basis: member of the same group of entities as the company* *Effective date of basis: 11 November 1999*	*None*
26.	*Kuibyshev-Terminal, closed joint stock company*	*Groznenskaya St., Samara, Russian Federation 443000*	*Groznenskaya St., Samara, Russian Federation 443000*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 7 March 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 7 March 2000*	*None*
27.	*Syzran-Terminal, closed joint stock company*	*1 Astrakhanskaya St., Syzran, Samara oblast, Russian Federation 446009*	*1 Astrakhanskaya St., Syzran, Samara oblast, Russian Federation 446009*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 7 March 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 7 March 2000*	*None*
28.	*Khakas-Terminal LLC*	*7 Gargarin St. Abakan, Republic of Khakasia, Russian Federation 662602*	*7 Gargarin St. Abakan, Republic of Khakasia, Russian Federation 662602*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 7 March 2000*	*None*

				Basis: member of the same group of entities as the company *Effective date of basis: 7 March 2000*	
29.	*NovoKuibyshevsk-Terminal, closed joint stock company*	*1 Odesskaya St., NovoKuibyshevsk, Samara oblast, Russian Federation 446200*	*1 Odesskaya St., NovoKuibyshevsk, Samara oblast, Russian Federation 446200*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 7 March 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 7 March 2000*	*None*
30.	*Angarsk Oil and Chemical Company, open joint stock company*	*Angarsk, Irkutsk oblast, Russian Federation*	*Angarsk, Irkutsk oblast, Russian Federation 665830*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 2 July 2001* *Basis: member of the same group of entities as the company* *Effective date of basis: 12 November 2001*	*None*
31.	*YUKOS-M, closed joint stock company*	*Bldg 3, 33 Kommunisticheskaya St., Saransk, Republic of Mordovia, Russian Federation 430002*	*Bldg 3, 33 Kommunisticheskaya St., Saransk, Republic of Mordovia, Russian Federation 430002*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 22 December 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 22 December 2000*	*0.1817%*
32.	*Ordalia 2000, closed joint stock company*	*2/6 Kostyakov St., Moscow, Russian Federation 125422*	*2/6 Kostyakov St., Moscow, Russian Federation 125422*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 29 December 2001* *Basis: member of the same group of entities as the company* *Effective date of basis: 29 December 2001*	*None*
33.	*Tambovnefteproduct, closed joint stock company*	*9A Pionerskaya St., Tambov, Russian Federation*	*9A Pionerskaya St., Tambov, Russian Federation*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 18 March 1994*	*None*

				Basis: member of the same group of entities as the company *Effective date of basis: 18 March 1994*	
34.	*Irkutsknefteproduct, closed joint stock company*	*5 October Revolution St., Irkutsk, Russian Federation 664007*	*5 October Revolution St., Irkutsk, Russian Federation 664007*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 7 December 2001* *Basis: member of the same group of entities as the company* *Effective date of basis: 7 December 2001*	*None*
35.	*YUKOS Export Trade LLC*	*Bldg. 4, 6/8 1st Kozhevnichesky Lane, Moscow, Russian Federation 121069*	*Bldg. 4, 6/8 1st Kozhevnichesky Lane, Moscow, Russian Federation 121069*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 3 July 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 3 July 2000*	*None*
36.	*YUKOS-Finance and Accounting Center LLC*	*17a Dubininskaya St., Moscow, Russian Federation 113152*	*26 Ulansky Lane, Moscow, Russian Federation 103045*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 23 October 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 23 October 2000*	*None*
37.	*Stavropolnefteproduct, open joint stock company*	*185 Lermontov St., Stavropol, Stavropol krai, Russian Federation*	*185 Lermontov St., Stavropol, Stavropol krai, Russian Federation*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 31 October 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 24 November 2000*	*None*
38.	*Kuibeshev Oil Refinery, open joint stock company*	*Groznenskaya St., Samara, Russian Federation 443004*	*Groznenskaya St., Samara, Russian Federation 443004*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity*	*None*

				Effective date of basis: 10 December 1993 *Basis: member of the same group of entities as the company* *Effective date of basis: 10 December 1993*	
39.	*TopMaster Realty LLC*	*59 Malaya Tulskaya St., Moscow, Russian Federation 113152*	*59 Malaya Tulskaya St., Moscow, Russian Federation 113152*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 23 May 2001* *Basis: member of the same group of entities as the company* *Effective date of basis: 23 May 2001*	*None*
40.	*Novokuibyshevsk Oil Refinery, open joint stock company*	*Novokuibyshevsk, Samara oblast, Russian Federation 446200*	*Novokuibyshevsk, Samara oblast, Russian Federation 446200*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 20 May 1994* *Basis: member of the same group of entities as the company* *Effective date of basis: 20 May 1994*	*None*
41.	*SIBINTEK-Leasing LLC*	*3 Taezhnaya St. Tura, Ilimpiysky rayon, Yevenkiysky administrative area, Krasnoyarsk krai, Russian Federation 648000*	*3 Taezhnaya St. Tura, Ilimpiysky rayon, Yevenkiysky administrative area, Krasnoyarsk krai, Russian Federation 648000*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 24 May 2002* *Basis: member of the same group of entities as the company* *Effective date of basis: 24 May 2002*	*None*
42.	*Ylyanovsknefteproduct, closed joint stock company*	*91 L Tolstoy St., Ulyanovsk, Russian Federation 432601*	*91 L Tolstoy St., Ulyanovsk, Russian Federation 432601*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 29 April 1994* *Basis: member of the same group of entities as the company* *Effective date of basis: 29 April 1994*	*None*
43.	*YUKOS CIS INVESTMENT LLC*	*10/1 Babayan St. Yerevan, Republic of Armenia 375037*	*10/1 Babayan St. Yerevan, Republic of Armenia 375037*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the*	*None*

				entity *Effective date of basis: 8 February 2002* *Basis: member of the same group of entities as the company* *Effective date of basis: 8 February 2002*	
44.	*Dubininskoe LLC*	*17a Dubininskaya St., Moscow, Russian Federation 115054*	*17a Dubininskaya St., Moscow, Russian Federation 115054*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 18 October 1999* *Basis: member of the same group of entities as the company* *Effective date of basis: 18 October 1999*	*None*
45.	*Bryansknefteproduct, closed joint stock company*	*48 S Perovskaya St., Bryansk, Russian Federation 241011*	*48 S Perovskaya St., Bryansk, Russian Federation 241011*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 25 October 1993* *Basis: member of the same group of entities as the company* *Effective date of basis: 25 October 1993*	*None*
46.	*Service Center LLC*	*1 Odesskaya St. Novokuibyshevsk, Samara oblast, Russian Federation 446200*	*1 Odesskaya St. Novokuibyshevsk, Samara oblast, Russian Federation 446200*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 16 December 2002* *Basis: member of the same group of entities as the company* *Effective date of basis: 16 December 2002*	*None*
47.	*Lipetsknefteproduct, closed joint stock company*	*102 Gagarin St., Lipetsk, Russian Federation 398016*	*102 Gagarin St., Lipetsk, Russian Federation 398016*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 24 September 1993* *Basis: member of the same group of entities as the company* *Effective date of basis: 24 September 1993*	*None*
48.	*Penzanefteproduct, closed joint stock company*	*104 Neytralnaya St., Penza, Russian*	*104 Neytralnaya St., Penza, Russian*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or*	*None*

		Federation 440013	*Federation 440013*	*fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 2 March 1994* *Basis: member of the same group of entities as the company* *Effective date of basis: 2 March 1994*	
49.	*Polymer Plant of Angarsk, open joint stock company*	*Angarsk, Irkutsk oblast, Russian Federation*	*Angarsk, Irkutsk oblast, Russian Federation 665830*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 20 February 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 20 February 2003*	*None*
50.	*Achinsk-Terminal, closed joint stock company*	*Achinsk, Krasnoyarsk krai, Russian Federation 662114*	*Achinsk, Krasnoyarsk krai, Russian Federation 662114*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 7 March 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 7 March 2000*	*None*
51.	*Belgorodnefteproduct, open joint stock company*	*16 Pobeda St., Belgorod, Russian Federation 308000*	*16 Pobeda St., Belgorod, Russian Federation 308000*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 16 November 1995* *Basis: member of the same group of entities as the company* *Effective date of basis: 16 November 1995*	*None*
52.	*YUKOS-Invest Investment Company, closed joint stock company*	*8 Krymsky val, Moscow, Russian Federation, 117049*	*8 Krymsky val, Moscow, Russian Federation, 117049*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 27 April 1995* *Basis: member of the same group of entities as the company* *Effective date of basis: 27 April 1995*	*None*
53.	*Voronezhnefteproduct, open joint*	*4 Kirov St.,*	*4 Kirov St.,*	*Basis: Company has the right to dispose of more than 20%*	*None*

	stock company	*Voronezh, Russian Federation 394018*	*Voronezh, Russian Federation 394018*	*of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 1 November 1993* *Basis: member of the same group of entities as the company* *Effective date of basis: 1 November 1993*	
54.	*Orelnefteproduct, closed joint stock company*	*40 Mayakovsky St., Orel, Russian Federation 302001*	*40 Mayakovsky St., Orel, Russian Federation 302001*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 7 February 1994* *Basis: member of the same group of entities as the company* *Effective date of basis: 7 February 1994*	*None*
55.	*Samaranefteproduct, open joint stock company*	*72 Galaktionovskaya St., Samara, Russian Federation 443010*	*72 Galaktionovskaya St., Samara, Russian Federation 443010*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 28 May 1994* *Basis: member of the same group of entities as the company* *Effective date of basis: 28 May 1994*	*None*
56.	*Neftegorsk Gas Refinery, closed joint stock company "*	*Gas Refinery, Neftegorsk, Samara oblast, Russian Federation 446250*	*Gas Refinery, Neftegorsk, Samara oblast, Russian Federation 446250*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 18 May 1999* *Basis: member of the same group of entities as the company* *Effective date of basis: 18 May 1999*	*None*
57.	*Otradnensky Gas Refinery, closed joint stock company*	*Gas Refinery, Otradny, Samara oblast, Russian Federation 446430*	*Gas Refinery, Otradny, Samara oblast, Russian Federation 446430*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 18 May 1999* *Basis: member of the same group of entities as the company* *Effective date of basis: 18 May 1999*	*None*

58.	*Mid-Volga Research Institute of Oil Refining, open joint stock company*	*Novokuibyshevsk, Samara oblast, Russian Federation 446200*	*Central Post Office, Novokuibyshevsk, Samara oblast, Russian Federation 446200*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 16 November 1995* *Basis: member of the same group of entities as the company* *Effective date of basis: 16 November 1995*	*None*
59.	*Buryatnefteproduct, open joint stock company*	*1 Zaovrazhnaya St. Ulan-Ude, Russian Federation 670004*	*1 Zaovrazhnaya St. Ulan-Ude, Russian Federation 670004*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 29 December 2001* *Basis: member of the same group of entities as the company* *Effective date of basis: 29 December 2001*	*None*
60.	*YUKOS-Resource LLC*	*Suite 704, 24 Ulansky Lane, Moscow, Russian Federation 103045*	*Suite 704, 24 Ulansky Lane, Moscow, Russian Federation 103045*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 14 November 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 14 November 2003*	*None*
61.	*Rus, closed joint stock company*	*22 Politekhnicheskaya St., Sochi, Russian Federation 354013*	*22 Politekhnicheskaya St., Sochi, Russian Federation 354013*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 3 April 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 3 April 2000*	*None*

62.	*Alnas Tsunar LLC*	*Bldg. 1, 23 Vavilov St. Moscow, Russian Federation 117312*	*Bldg. 1, 23 Vavilov St. Moscow, Russian Federation 117312*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 1 December 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 1 December 2003*	*None*
63.	*Alnas Electron LLC*	*10 Pyatkinsky, Kaluga oblast, Russian Federation 249033*	*10 Pyatkinsky, Kaluga oblast, Russian Federation 249033*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 3 December 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 3 December 2003*	*None*
64.	*Leisure and Sports Center LLC*	*Tomsk, Russian Federation*	*24 Naberezhnaya reki Ushayki, Tomsk, Russian Federation*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 26 November 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 26 November 2003*	*None*
65.	*Boguchany, open joint stock company*	*72 October St., Boguchany, Krasnoyarsk krai, Russian Federation 663430*	*72 October St., Boguchany, Krasnoyarsk krai, Russian Federation 663430*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 17 March 2004* *Basis: member of the same group of entities as the company* *Effective date of basis: 17 March 2004*	*None*

66.	*Neftegastechnology, open joint stock company*	*11 Promyshlennaya St., Novy Urengoy, Tyumen oblast, Russian Federation 929300*	*11 Promyshlennaya St., Novy Urengoy, Tyumen oblast, Russian Federation 929300*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 21 January 2004* *Basis: member of the same group of entities as the company* *Effective date of basis: 27 January 2004*	*None*
67.	*Samaraneftegeophysics, open joint stock company*	*21 Sportivnaya St., Samara, Russian Federation*	*21 Sportivnaya St., Samara, Russian Federation 443030*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 29 January 2004* *Basis: member of the same group of entities as the company* *Effective date of basis: 23 March 2004*	*None*
68.	*East Oil Company Tomskneftegeophysics, open joint stock company*	*83 Stroitely St., Strezhevoy, Tomsk oblast, Russian Federation*	*83 Stroitely St., Strezhevoy, Tomsk oblast, Russian Federation 636785*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 14 August 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 20 January 2004*	*None*
69.	*Urengoyneftegasgeology, open joint stock company*	*12a Microrayon 2, Urengoy, Purovsky rayon, Yamalo-Nenetsky autonomous region, Tumen oblast, Russian Federation 629860*	*12a Microrayon 2, Urengoy, Purovsky rayon, Yamalo-Nenetsky autonomous region, Tumen oblast, Russian Federation 629860*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 15 January 2004* *Basis: member of the same group of entities as the company* *Effective date of basis: 15 January 2004*	*None*

70.	*YUKOS Aviation Marketing LLC*	*Suite 6, Office 1, Bldg. 5, 27-29 Dubininskaya St., Moscow Russian Federation*	*Suite 6, Office 1, Bldg. 5, 27-29 Dubininskaya St., Moscow Russian Federation*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 20 January 2004 Basis: member of the same group of entities as the company Effective date of basis: 20 January 2004*	*None*
71.	*YUKOS East Trade LLC*	*25a Shkolnaya St., Tura, Yevenkiysky administrative area, Krasnoyarsk krai, Russian Federation 648000*	*25a Shkolnaya St., Tura, Yevenkiysky administrative area, Krasnoyarsk krai, Russian Federation 648000*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 9 February 2004 Basis: member of the same group of entities as the company Effective date of basis: 9 February 2004*	*None*
72.	*Yuganskneftegeophysics-GEOFIMP LLC*	*Bldg. 9/3, Parkovaya St., Pioneer Zone, Nefteyugansk, Tumen oblast, Russian Federation 628300*	*Bldg. 9/3, Parkovaya St., Pioneer Zone, Nefteyugansk, Tumen oblast, Russian Federation 628300*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 24 February 2004 Basis: member of the same group of entities as the company Effective date of basis: 24 February 2004*	*None*
73.	*YUT-OIL, closed joint stock company*	*8th Km of Zaraysky Highway, Lukhovitsy, Moscow oblast, Russian Federation 140500*	*8th Km of Zaraysky Highway, Lukhovitsy, Moscow oblast, Russian Federation 140500*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 13 February 2004 Basis: member of the same group of entities as the company Effective date of basis: 13 February 2004*	*None*
74.	*Samara Design Institute for Oil Refining Enterprises and the Oil and Gas Industry, open joint stock company*	*11 Novo-Sadovaya St., Samara, Samara oblast, Russian Federation 443002*	*11 Novo-Sadovaya St., Samara, Samara oblast, Russian Federation 443002*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 10 December 1993 Basis: member of the same group of entities as the company*	*None*

				Effective date of basis: 10 December 1993	
75.	*Yu-Tver, closed joint stock company*	*29 Smolensk Lane, Tver, Russian Federation 170000*	*29 Smolensk Lane, Tver, Russian Federation 170000*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 26 December 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 26 December 2003*	*None*
76.	*Penza-Terminal LLC*	*104 Neytralnaya St., Penza, Russian Federation 440013*	*104 Neytralnaya St., Penza, Russian Federation 440013*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 9 June 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 9 June 2000*	*None*
77.	*Tomsk-Terminal LLC*	*24 Naberezhnaya r. Ushayki St., Tomsk, Russian Federation 634050*	*24 Naberezhnaya r. Ushayki St., Tomsk, Russian Federation 634050*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 9 June 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 9 June 2000*	*None*
78.	*East Asia Transit LLC*	*Bldg. M T S KOO, 5 Stroitely Sq., Ulan-Bator-38, Mongolia*	*Bldg. M T S KOO, 5 Stroitely Sq., Ulan-Bator-38, Mongolia*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 18 July 2002* *Basis: member of the same group of entities as the company* *Effective date of basis: 18 July 2002*	*None*
79.	*Tambov-Terminal LLC*	*9a Pionerskaya St., Tambov, Russian Federation 392012*	*9a Pionerskaya St., Tambov, Russian Federation 392012*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 7 March 2000*	*None*

				Basis: member of the same group of entities as the company *Effective date of basis: 7 March 2000*	
80.	*Samara-Terminal LLC*	*1 Neftebaznaya St., Syzran, Samara oblast, Russian Federation 446014*	*1 Neftebaznaya St., Syzran, Samara oblast, Russian Federation 446014*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 9 June 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 9 June 2000*	*None*
81.	*Voronezh, closed joint stock company*	*3 Ilyushin St., Voronezh, Russian Federation 394002*	*3 Ilyushin St., Voronezh, Russian Federation 394002*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 9 June 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 9 June 2000*	*None*
82.	*Research Institute of Aviation Industry Economics, open joint stock company*	*24 Ulansky Ln., Moscow, Russian Federation 103045*	*Bldg. 2, 2 Perovsky Ave., Moscow, Russian Federation 111024*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 22 November 2001* *Basis: member of the same group of entities as the company* *Effective date of basis: 22 November 2001*	*None*
83.	*East Oil Company Tomsknefteproduct, open joint stock company*	*Tomsk, Russian Federation*	*30 Pushkin St., Tomsk, Russian Federation 634003*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 9 November 2001* *Basis: member of the same group of entities as the company* *Effective date of basis: 9 November 2001*	*None*
84.	*East Oil Company Khakasnefteproduct, closed joint stock company*	*Abakan, Republic of Khakasia, Russian Federation*	*7 Gagarin St., Abakan, Russian Federation 662602*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 12 November 2001*	*None*

				Basis: member of the same group of entities as the company Effective date of basis: 12 November 2001	
85.	*Khantymansiysknefteproduct, open joint stock company*	*Engels St., Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tumen oblast, Russian Federation 626200*	*Engels St., Khanty-Mansiysk, Khanty-Mansiysk autonomous region, Tumen oblast, Russian Federation 626200*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 23 June 1997* *Basis: member of the same group of entities as the company Effective date of basis: 23 June 1997*	*None*
86.	*Lipetsk-Terminal M, closed joint stock company*	*102 Gagarin St., Lipetsk, Russian Federation 398016*	*102 Gagarin St., Lipetsk, Russian Federation 398016*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 7 March 2000* *Basis: member of the same group of entities as the company Effective date of basis: 7 March 2000*	*None*
87.	*Yu-Kuban LLC*	*253 Pionersky Ave., Anapa, Krasnoyarsky krai, Russian Federation 353410*	*253 Pionersky Ave., Anapa, Krasnoyarsky krai, Russian Federation 353410*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 27 January 1998* *Basis: member of the same group of entities as the company Effective date of basis: 27 January 1998*	*None*
88.	*Special Television Telecommunications Company, closed joint stock company*	*24 Ulansky Ln., Moscow, Russian Federation 103045*	*12 Akademik Korolev, Moscow, Russian Federation 127000*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 2 March 2000* *Basis: member of the same group of entities as the company Effective date of basis: 2 March 2000*	*None*
89.	*Angarsk Design Institute for Oil Refining Enterprises and the Oil and Gas Industry, open joint stock company*	*Angarsk, Irkutsk oblast, Russian Federation 665819*	*58 Tchaikovsky St., Angarsk, Irkutsk oblast, Russian Federation 665819*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity*	*None*

				Effective date of basis: 11 February 2002 *Basis: member of the same group of entities as the company* *Effective date of basis: 11 February 2002*	
90.	*East Oil Company Achinsk Oil Refinery , open joint stock company"*	*Oil Refinery Industrial Zone, Volsheuluysky rayon, Krasnoyarsk krai, Russian Federation 662110*	*Oil Refinery Industrial Zone, Volsheuluysky rayon, Krasnoyarsk krai, Russian Federation 662110*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 15 October 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 30 August 2001*	*None*
91.	*Bryansk-Terminal M, closed joint stock company*	*63 Rechnaya St., Bryansk, Russian Federation 241021*	*63 Rechnaya St., Bryansk, Russian Federation 241021*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 4 November 2002* *Basis: member of the same group of entities as the company* *Effective date of basis: 4 November 2002*	*None*
92.	*Samaranefteproductautomatics, open joint stock company*	*72 Galaktionovskaya St., Samara, Russian Federation 443010*	*72 Galaktionovskaya St., Samara, Russian Federation 443010*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 16 November 1995* *Basis: member of the same group of entities as the company* *Effective date of basis: 16 November 1995*	*None*
93.	*Voronezhnefteproductautomatics, open joint stock company*	*4 Kirov St., Voronezh, Russian Federation 394018*	*4 Kirov St., Voronezh, Russian Federation 394018*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 16 November 1995* *Basis: member of the same group of entities as the company* *Effective date of basis: 16 November 1995*	*None*
94.	*YUKOS-Geo, closed joint stock company*	*13 Mir St., Khanty-Mansiysk, Russian Federation 626200*	*13 Mir St., Khanty-Mansiysk, Russian Federation 626200*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the*	*None*

				entity *Effective date of basis: 10 October 1994* *Basis: member of the same group of entities as the company* *Effective date of basis: 10 October 1994*	
95.	*YUKOS-Import LLC*	*23 Vavilov St., Moscow, Russian Federation 117312*	*23 Vavilov St., Moscow, Russian Federation 117312*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 24 December 1998* *Basis: member of the same group of entities as the company* *Effective date of basis: 24 December 1998*	*None*
96.	*YUKOS-Mamontovo, closed joint stock company*	*10a N. Smardakov St., Microrayon 2, Pyt-Yakh, Khanty-Mansiysky autonomous regions, Tumen oblast, Russian Federation*	*10a N. Smardakov St., Microrayon 2, Pyt-Yakh, Khanty-Mansiysky autonomous regions, Tumen oblast, Russian Federation 628381*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 15 February 1999* *Basis: member of the same group of entities as the company* *Effective date of basis: 15 February 1999*	*None*
97.	*Yuganskneftegas, open joint stock company*	*Nefteyugansk rayon, Tumen oblast, Russian Federation*	*26 Lenin St., Nefteyugansk, Russian Federation 628309*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 5 October 1993*	*0.00003%*
98.	*Accounting Center LLC*	*145 Kuibyshev St., Samara, Russian Federation 443010*	*145 Kuibyshev St., Samara, Russian Federation 443010*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 31 March 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 31 March 2003*	*None*

99.	*Property-Service-Strezhevoy LLC*	*11 Yermakov St., Strezhevoy, Tomsk oblast, Russian Federation 636780*	*11 Yermakov St., Strezhevoy, Tomsk oblast, Russian Federation 636780*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 3 September 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 3 September 2003*	*None*
100.	*Property-Service-SSK LLC*	*Yugansknefteprompservice Industrial Base, Singapay, Nefteyugansky rayon, Kh-M administrative area, Tumen oblast, Russian Federation 628304*	*Yugansknefteprompservice Industrial Base, Singapay, Nefteyugansky rayon, Kh-M administrative area, Tumen oblast, Russian Federation 628304*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 28 August 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 28 August 2003*	*None*
101.	*Property-Service-Nefteyugansk LLC*	*Yugansknefteprompservice Industrial Base, Singapay, Nefteyugansky rayon, Kh-M administrative area, Tumen oblast, Russian Federation 628304*	*Yugansknefteprompservice Industrial Base, Singapay, Nefteyugansky rayon, Kh-M administrative area, Tumen oblast, Russian Federation 628304*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 27 August 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 27 August 2003*	*None*
102.	*Property-Service-Samara LLC*	*Suite 618, 145 Kuibyshev St., Samara, Russian Federation 443010*	*Suite 618, 145 Kuibyshev St., Samara, Russian Federation 443010*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 27 August 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 27 August 2003*	*None*

103.	*YUM-Trade LLC*	*3-1 Solongo-Bil Bldg., OSG-8, Sukhe-Bator rayon, Ulan-Bator, Mongolia*	*3-1 Solongo-Bil Bldg., OSG-8, Sukhe-Bator rayon, Ulan-Bator, Mongolia*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 9 September 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 9 September 2003*	*None*
104.	*Nefteautomatics LLC*	*Industrial Zone, Nefteyugansk, Khanty-Mansiysky autonomous region, Tumen oblast, Russian Federation 628309*	*Industrial Zone, Nefteyugansk, Khanty-Mansiysky autonomous region, Tumen oblast, Russian Federation 628309*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 27 March 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 27 March 2003*	*None*
105.	*Control-Service LLC*	*24 Naberezhnaya reki Ushayki St., Tomsk, Russian Federation 634050*	*24 Naberezhnaya reki Ushayki St., Tomsk, Russian Federation 634050*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 27 March 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 27 March 2003*	*None*
106.	*ServiceEcology LLC*	*Industrial Zone, Nefteyugansk, Khanty-Mansiysky autonomous region, Russian Federation 628300*	*Industrial Zone, Nefteyugansk, Khanty-Mansiysky autonomous region, Russian Federation 628300*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 28 February 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 28 February 2000*	*None*
107.	*Kinelsky Sklad LLC*	*145 Kuibyshev St., Samara, Russian Federation 443010*	*32a Komsomolskaya St., Pokhvistnevo, Samara oblast, Russian Federation 446470*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 7 April 2000* *Basis: member of the same group of entities as the company*	*None*

				Effective date of basis: 7 April 2000	
108.	*Samara Engineering and Technical Center LLC*	*Suite 734, 145 Kuibyshev St. Samara, Russian Federation*	*Suite 734, 145 Kuibyshev St. Samara, Russian Federation 443010*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 26 March 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 26 March 2003*	*None*
109.	*Outsourcing LLC*	*23 Burovikov, Tomsk oblast, Strezhevoy, Russian Federation 636762*	*24 Kommunalnaya, Strezhevoy, Tomsk oblast, Russian Federation 636762*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 22 May 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 22 May 2000*	*None*
110.	*Samaraneftegas, open joint stock company*	*145 Kuibyshev St., Samara, Russian Federation 443010*	*145 Kuibyshev St., Samara, Russian Federation 443010*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 16 November 1995* *Basis: member of the same group of entities as the company* *Effective date of basis: 16 November 1995*	*None*
111.	*Arctic Gas Company, open joint stock company*	*6 Industrialnaya St., Novy Urengoy, Yamalo-Nenetsky autonomous region, Russian Federation 629300*	*Bldg. 3, 25-27 Savvinskaya nab., Moscow, Russian Federation 119435*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 28 March 2002* *Basis: member of the same group of entities as the company* *Effective date of basis: 28 March 2002*	*None*
112.	*Shamsky Val LLC*	*Bldg. 5, 27-29 Dubininskaya St., Moscow, Russian Federation 115054*	*Bldg. 5, 27-29 Dubininskaya St., Moscow, Russian Federation 115054*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 4 February 2003*	*None*

				Basis: member of the same group of entities as the company Effective date of basis: 4 February 2003	
113.	Neftepromstroyservice, closed joint stock company	30 50th October Anniversary, Tura, Yevenkiysky autonomous region, Krasnoyarsk krai, Russian Federation	30 50th October Anniversary, Tura, Yevenkiysky autonomous region, Krasnoyarsk krai, Russian Federation 648000	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 25 February 2003 Basis: member of the same group of entities as the company Effective date of basis: 25 February 2003	None
114.	Nefteyugansk Research and Design Institute of Oil LLC	Bldg. 51, Microrayon 7, Nefteyugansk, Tumen oblast, Russian Federation	Industrial Zone, Nefteyugansk, Tumen oblast, Russian Federation 628300	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 24 March 2003 Basis: member of the same group of entities as the company Effective date of basis: 24 March 2003	None
115.	YUKOS-Service, closed joint stock company	8 Krymsky val, Moscow, Russian Federation, 117049	8 Krymsky val, Moscow, Russian Federation, 117049	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 25 October 1993 Basis: member of the same group of entities as the company Effective date of basis: 25 October 1993	None
116.	Singapaypromservice, closed joint stock company	1 Kievskay St., Nefteyugansk, Khanty-Mansiysky autonomous regions, Russian Federation 628300	1 Kievskay St., Nefteyugansk, Khanty-Mansiysky autonomous regions, Russian Federation 628300	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 21 July 1997 Basis: member of the same group of entities as the company Effective date of basis: 7 June 2000	None
117.	Accounting and Reporting LLC	Bldg. 23, Microrayon 1, Nefteyugansk, Khanty-Mansiysky rayon, Russian	Bldg. 23, Microrayon 1, Nefteyugansk, Russian Federation 628309	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 25 March 2003	None

		Federation		*Basis: member of the same group of entities as the company* *Effective date of basis: 25 March 2003*	
118.	*YUKOS-Kart LLC*	*Bldg. 3, 1 Deguninskaya St., Moscow, Russian Federation*	*Bldg. 3, 1 Deguninskaya St., Moscow, Russian Federation*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 2 June 2004* *Basis: member of the same group of entities as the company* *Effective date of basis: 2 June 2004*	*None*
119.	*AgriNefteProduct, closed joint stock company*	*152 Malinovsky St., Rostov-on-Don, Russian Federation 344018*	*152 Malinovsky St., Rostov-on-Don, Russian Federation 344018*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 11 June 2004* *Basis: member of the same group of entities as the company* *Effective date of basis: 11 June 2004*	*None*
120.	*CONTRACT OIL, closed joint stock company*	*Bldg. 15, 11 Tumura Funze St., Moscow, Russian Federation 119021*	*Bldg. 15, 11 Tumura Funze St., Moscow, Russian Federation 119021*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 11 June 2004* *Basis: member of the same group of entities as the company* *Effective date of basis: 11 June 2004*	*None*
121.	*Mytishchi Fuel Company LLC*	*AZS № 6, 100 Yaraslavskoe Highway, Mytishchi, Moscow oblast, Russian Federation*	*AZS № 6, 100 Yaraslavskoe Highway, Mytishchi, Moscow oblast, Russian Federation*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 11 June 2004* *Basis: member of the same group of entities as the company* *Effective date of basis: 11 June 2004*	*None*

122.	NBA-Service, closed joint stock company	79 Volokolamskoe Highway, Moscow, Russian Federation 125424	79 Volokolamskoe Highway, Moscow, Russian Federation 125424	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 11 June 2004 Basis: member of the same group of entities as the company Effective date of basis: 11 June 2004	None
123.	EnergyService, closed joint stock company	98 40th VLKSM Anniversary St., Krasnoarmeysky rayon, Volgograd, Russian Federation 400080	98 40th VLKSM Anniversary St., Krasnoarmeysky rayon, Volgograd, Russian Federation 400080	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 11 June 2004 Basis: member of the same group of entities as the company Effective date of basis: 11 June 2004	None
124.	MAGIS LLC	177-b Gushchin St., Barnaul, Russian Federation 656019	177-b Gushchin St., Barnaul, Russian Federation 656019	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 11 June 2004 Basis: member of the same group of entities as the company Effective date of basis: 11 June 2004	None
125.	KEDR-M Financial and Industrial Company, open joint stock company	20 Papernik St., Russian Federation 109426	Bldg. 2, 23 Matrosskaya Tishina, Moscow, Russian Federation 109456	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 11 June 2004 Basis: member of the same group of entities as the company Effective date of basis: 11 June 2004	None
126.	Neftechemservice LLC	Industrial Zone, Nefteyugansk, Khanty-Mansiysky autonomous region, Tumen oblast, Russian Federation	Industrial Zone-2, Nefteyugansk, Russian Federation 628300	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 25 March 2003 Basis: member of the same group of entities as the company	None

				Effective date of basis: 25 March 2003	
127.	*ASSET LLC*	*5 October Revolution St., Irkutsk, Russian Federation 664007*	*5 October Revolution St., Irkutsk, Russian Federation 664007*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 26 May 2004* *Basis: member of the same group of entities as the company* *Effective date of basis: 26 May 2004*	*None*
128.	*Rostov-Terminal LLC*	*135/136 Grechesky Gorod Volos St., Rostov on Don, Russian Federation 344010*	*27 Krasnoarmeyskaya St., Rostov-on-Don, Russian Federation 344007*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 26 May 2004* *Basis: member of the same group of entities as the company* *Effective date of basis: 26 May 2004*	*None*
129.	*YUKOS-Ladoga LLC*	*Domozhirovsky lespromkhoz AOOT, Domozhirovo, Lodeynopolsky rayon, Leningrad oblast, Russian Federation 187706*	*Domozhirovsky lespromkhoz AOOT, Domozhirovo, Lodeynopolsky rayon, Leningrad oblast, Russian Federation 187706*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 26 May 2004* *Basis: member of the same group of entities as the company* *Effective date of basis: 11 March 2002*	*None*
130.	*Prioksky-Terminal, closed joint stock company*	*40 Mayakovsky St., Orel, Russian Federation 302001*	*40 Mayakovsky St., Orel, Russian Federation 302001*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 4 November 2002* *Basis: member of the same group of entities as the company* *Effective date of basis: 9 June 2004*	*None*
131.	*European-Siberian Financial and Industrial Group, open joint stock company*	*35 Myasnitskaya St., Moscow, Russian Federation, 101959*	*35 Myasnitskaya St., Moscow, Russian Federation, 101959*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 19 April 1997*	*None*

				Basis: member of the same group of entities as the company *Effective date of basis: 19 April 1997*	
132.	*Samara Research and Design Institute of Oil Production LLC*	*11 Novo-Sadovaya St., Samara, Russian Federation, 443002*	*52Michurin St., Samara, Russian Federation, 443096*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 4 April 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 4 April 2000*	*None*
133.	*Inzerneft, closed joint stock company*	*99 Moskovskaya St., Saratov, Russian Federation, 410071*	*99 Moskovskaya St., Saratov, Russian Federation, 410071*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 29 July 1998* *Basis: member of the same group of entities as the company* *Effective date of basis: 29 July 1998*	*None*
134.	*East Siberian Oil and Gas Company, open joint stock company*	*5 Zagorodnoe Highway, Moscow, Russian Federation 113152*	*10 Gagarin St., Baykit, Yevenkiysky autonomous region, Russian Federation 648361*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 29 December 2000* *Basis: member of the same group of entities as the company* *Effective date of basis: 29 December 2000*	*None*
135.	*YUKOS Research and Development Center LLC*	*Bldg. 2., 55/1 Leninsky Ave., Moscow, Russian Federation 119333*	*Bldg. 2., 55/1 Leninsky Ave., Moscow, Russian Federation 119333*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 27 November 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 2 July 2004*	*None*
136.	*Manoil, closed joint stock company*	*Nefteyugansk, Bldg. 26, Microrayon 11, Khanty-Mansiysky administrative area, Tumen oblast,*	*Nefteyugansk, Bldg. 26, Microrayon 11, Khanty-Mansiysky administrative area, Tumen oblast,*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 6 June 1996*	*None*

		Russian Federation 628300	*Russian Federation 628300*	*Basis: member of the same group of entities as the company* *Effective date of basis: 6 June 1996*	
137.	*East Oil Company Tomskneft, open joint stock company*	*23 Burovikov St., Strezhevoy, Tomsk oblast, Russian Federation 636762*	*23 Burovikov St., Strezhevoy, Tomsk oblast, Russian Federation 636762*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 21 December 1999* *Basis: member of the same group of entities as the company* *Effective date of basis: 21 December 1999*	*None*
138.	*YUKSib LLC*	*7A Taube St., Omsk 99, Russian Federation 644099*	*7A Taube St., Omsk 99, Russian Federation 644099*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 29 September 1995* *Basis: member of the same group of entities as the company* *Effective date of basis: 29 September 1995*	*None*
139.	*Urengoil Inc., closed joint stock company*	*53 Geolog St., Urengoy, Purovsky rayon, Yamalo-Nenetsky Autonomous Region, Tumen oblast, Russian Federation*	*53 Geolog St., Urengoy, Purovsky rayon, Yamalo-Nenetsky Autonomous Region, Tumen oblast, Russian Federation*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 27 December 2002* *Basis: member of the same group of entities as the company* *Effective date of basis: 27 December 2002*	*None*
140.	*Samaraneftechemautomatics, open joint stock company*	*52 Michurin St., Samara, Russian Federation*	*52 Michurin St., Samara, Russian Federation*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 16 November 1995* *Basis: member of the same group of entities as the company* *Effective date of basis: 16 November 1995*	*None*
141.	*MNU LLC*	*Transportnaya St., Strezhevoy, Tomsk oblast, Russian Federation 636762*	*Transportnaya St., Strezhevoy, Tomsk oblast, Russian Federation 636762*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity*	*None*

				Effective date of basis: 26 March 2003 Basis: member of the same group of entities as the company Effective date of basis: 26 March 2003	
142.	Alnasmash LLC	Bldg. 1, 23 Vavilov St., Moscow, Russian Federation 117312	Bldg. 1, 23 Vavilov St., Moscow, Russian Federation 117312	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 2 July 2003 Basis: member of the same group of entities as the company Effective date of basis: 2 July 2003	None
143.	Aviaterminal LLC	Office 5, Suite 1, Bldg. 5, 27-29 Dubininskaya St., Moscow, Russian Federation	Office 5, Suite 1, Bldg. 5, 27-29 Dubininskaya St., Moscow, Russian Federation	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 5 September 2003 Basis: member of the same group of entities as the company Effective date of basis: 5 September 2003	None
144.	Alnasmashservice LLC	Bldg. 5, 23 Vavilov St., Moscow, Russian Federation, 117312	Bldg. 5, 23 Vavilov St., Moscow, Russian Federation, 117312	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 12 August 2003 Basis: member of the same group of entities as the company Effective date of basis: 12 August 2003	None
145.	Germes-Moscow, open joint stock company	Suite 808, 146 Leninsky Ave., Moscow, Russian Federation, 119526	6 1st Vysheslavtsev Ln., Moscow, Russian Federation 127018	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 18 August 2003 Basis: member of the same group of entities as the company Effective date of basis: 18 August 2003	None
146.	EPU-Service LLC	92 Stroitely St., Strezhevoy, Tomsk oblast, Russian	92 Stroitely St., Strezhevoy, Tomsk oblast, Russian	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the	None

		Federation 636762	*Federation 636762*	*entity* *Effective date of basis: 26 September 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 26 September 2003*	
147.	*Yugansk EPU-Service LLC*	*Russian Federation, 628300, Khanty-Mansiysky Administrative Area, Nefteyugansk, Industrial Zone*	*Russian Federation, 628300, Khanty-Mansiysky Administrative Area, Nefteyugansk, Industrial Zone*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 26 September 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 26 September 2003*	*None*
148.	*Mamontov EPU-Service LLC*	*Industrial Zone, Pyt-yakh, Khanty-Mansiysky Administrative Area, Tumen oblast, Russian Federation 628381*	*Industrial Zone, Pyt-yakh, Khanty-Mansiysky Administrative Area, Tumen oblast, Russian Federation 628381*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 26 September 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 26 September 2003*	*None*
149.	*Samara-Electro-Service LLC*	*2-a Zheleznodorozhnaya St. Otradny, Samara oblast, Russian Federation,*	*2-a Zheleznodorozhnaya St. Otradny, Samara oblast, Russian Federation,*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 26 September 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 26 September 2003*	*None*
150.	*KAFA Closed Joint Stock Company, (Ukrainian-Russian Foreign Investment Enteprise)*	*2 Geologicheskaya St., Feodosia, Ukraine 98107*	*2 Geologicheskaya St., Feodosia, Ukraine 98107*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 4 August 2003* *Basis: member of the same group of entities as the company* *Effective date of basis: 4 August 2003*	*None*

151.	Siberian Oil Company, open joint stock company	85 October St., Lyubinsk, Lyubinsk rayon, Omsk oblast, Russian Federation 646160	4 Sadovnicheskay St., Moscow, Russian Federation 115035	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 29 August 2003	None
152.	Geofit Scientific Production Company, open joint stock company	6 Kolarovsky Tract, Tomsk, Russian Federation, 634050	6 Kolarovsky Tract, Tomsk, Russian Federation, 634050	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 15 September 2003 Basis: member of the same group of entities as the company Effective date of basis: 15 September 2003	None
153.	ALNAS RD LLC	Bldg. 1, 23 Vavilov St., Moscow, Russian Federation, 117312	Bldg. 1, 23 Vavilov St., Moscow, Russian Federation, 117312	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 23 July 2003 Basis: member of the same group of entities as the company Effective date of basis: 23 July 2003	None
154.	Ulyanovsk-Terminal LLC	91 L. Tolstoy St., Ulyanovsk, Russian Federation, 432601	91 L. Tolstoy St., Ulyanovsk, Russian Federation, 432601	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 7 March 2000 Basis: member of the same group of entities as the company Effective date of basis: 7 March 2000	None
155.	Belgorod-Terminal, closed joint stock company	16 Pobeda St., Belgorod, Russian Federation, 308000	16 Pobeda St., Belgorod, Russian Federation, 308000	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 5 November 2002 Basis: member of the same group of entities as the company Effective date of basis: 5 November 2002	None

156.	Granit Private Security Enterprise, LLC	10a Gagarin St., Baykit, EAO, Krasnoyarsk krai, Russian Federation 648360	10a Gagarin St., Baykit, Yevenkiysky Administrative Area, Krasnoyarsk krai, Russian Federation 648360	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 24 May 2004 Basis: member of the same group of entities as the company Effective date of basis: 24 May 2004	None
157.	Corporate Security Service Private Security Enterprise, LLC	Yuganskavtotrans-1, Industrial Zone, Nefteyugansk, Khanty-Mansiysky Autonomous Region, Russian Federation 628309	Yuganskavtotrans-1, Industrial Zone, Nefteyugansk, Khanty-Mansiysky Autonomous Region, Russian Federation 628309	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 21 May 2004 Basis: member of the same group of entities as the company Effective date of basis: 21 May 2004	None
158.	Yu-SVL, closed joint stock company	1 Furmanov St., Central Region, Krasnodar, Russian Federation	1 Furmanov St., Central Region, Krasnodar, Russian Federation	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 6 December 2002	None
159.	West-Malobalykskoe LLC	West-Malobalykskoe, Nefteyugansk rayon, Khanty-Mansiysky Autonomous Region (Tumen oblast), Russian Federation	Bldg. 26, Microrayon 11, Nefteyugansk, Khanty-Mansiysky Autonomous Region (Tumen oblast), Russian Federation, 628309	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 24 June 2002	None
160.	Siberian Internet Company LLC	Bldg. 2, 22 Ulansky Ln., Moscow, Russian Federation 103045	Bldg. 2, 22 Ulansky Ln., Moscow, Russian Federation 103045	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 26 August 1999	None
161.	Fazan, closed joint stock company	26/1 Sofiyskaya nab., Moscow, Russian Federation 113816	26/1 Sofiyskaya nab., Moscow, Russian Federation 113816	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 18 July 1996	None

162.	YUKOS-KOOP LLC	Bldg. 49, Microrayon 7, Nefteyugansk, Khanty-Mansiysky Autonomous Region, Tumen oblast, Russian Federation 628307	Bldg. 49, Microrayon 7, Nefteyugansk, Khanty-Mansiysky Autonomous Region, Tumen oblast, Russian Federation 628307	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 22 December 2003	None
163.	Novosibirsk Oil Products Enterprise of the East Oil Company, open joint stock company	80 Gorky St., Novosibirsk, Russian Federation 630099	80 Gorky St., Novosibirsk, Russian Federation 630099	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 14 August 2003	None
164.	East Oil Company Tomsk Research and Design Institute of Oil and Gas, open joint stock company	72 Mir Ave. Tomsk, Russian Federation	72 Mir Ave. Tomsk, Russian Federation 634027	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 10 September 2003	None
165.	East Oil Company Tomskneftegasgeology, open joint stock company	Tomsk, Russian Federation	147 Lenin Ave., Tomsk, Russian Federation,	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 15 August 2003	None
166.	Bratnefteproduct, open joint stock company	PO Box 2754, Bratsk-34, Irkutsk oblast, Russian Federation 665734	PO Box 2754, Bratsk-34, Irkutsk oblast, Russian Federation 665734	Basis: member of the same group of entities as the company Effective date of basis: 29 December 2001	None
167.	Kubanenergo Kuban PowerEngineering and Electrifiction Comp, open joint stock company	2 Stavropolskaya St., Krasnodar, Krasnodar krai, Russian Federation 350033	2 Stavropolskaya St., Krasnodar, Krasnodar krai, Russian Federation 350033	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 23 April 2002	None
168.	Tomskenergo PowerEngineering and Electrifiction, open joint stock company "	36 Kirov Ave., Tomsk, Russian Federation 634041	36 Kirov Ave., Tomsk, Russian Federation 634041	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 30 April 2002	None

169.	Tambovskoe, open joint stock company of Tambovenergo Power Engineering and Electrification	23 Morshankoe Highway, Tambov, Russian Federation 392680	23 Morshankoe Highway, Tambov, Russian Federation 392680	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 18 September 2002	None
170.	Belgorodenergo, open joint stock company	42 Kommunisticheskaya St., Belgorod, Russian Federation	42 Kommunisticheskaya St., Belgorod, Russian Federation 308870	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 27 December 2001	None
171.	Belgorod Marketing Company, open joint stock company	42 Kommunisticheskaya St., Belgorod, Russia 308600	42 Kommunisticheskaya St., Belgorod, Russia 308600	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 1 October 2004	
172.	Heat and Power Engineering Company, open joint stock company	42 Kommunisticheskaya St., Belgorod, Russia 308600	42 Kommunisticheskaya St., Belgorod, Russia 308600	Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity Effective date of basis: 1 October 2004	None
173.	Hulley Enterprises Limited	6th floor, Them. Dervi-Florinis Street, Cyprus Nicosia CY-1512	7th floor, 11 Florinis Street, City Forum, Nicosia, Cyprus 1065	Basis: member of the same group of entities as the company Effective date of basis: 12 May 2002	YUKOS Oil Company does not have this information for 31 December 2004
174.	Mazeikiu Nafta, joint stock company	Mazheikiu rayon, Juodeikiai, Lithuania 5500	Mazheikiu rayon, Juodeikiai, Lithuania 5500	Basis: member of the same group of entities as the company Effective date of basis: 19 September 2002	None
175.	Petroval S.A.	PO Box 67, 84 Avenue Louis Casai, Cointrin-Geneva, Switzerland CH-1216	PO Box 67, 84 Avenue Louis Casai, Cointrin-Geneva, Switzerland CH-1216	Basis: member of the same group of entities as the company Effective date of basis: 9 April 2004	None
176.	Petroval Bunker Services B.V.	PO box 30111, 37 Beursplein, Rotterdam, Netherlands 3001	PO box 30111, 37 Beursplein, Rotterdam, Netherlands 3001	Basis: member of the same group of entities as the company Effective date of basis: 26 March 2004	None
177.	ROSSKAT, closed joint stock	1 Zelenaya St.,	1 Zelenaya St.,	Basis: member of the same group of entities as the company	None

	company	*Neftegorsk, Samara oblast, Russian Federation 446250*	*Neftegorsk, Samara oblast, Russian Federation 446250*	*Effective date of basis: 25 June 2002*	
178.	*Biryusa-Angarsknefteproduct, closed joint stock company*	*1 Siberian St., Tayshet, Irkutsk oblast, Russian Federation 665013*	*1 Siberian St., Tayshet, Irkutsk oblast, Russian Federation 665013*	*Basis: member of the same group of entities as the company Effective date of basis: 29 December 2001*	*None*
179.	*Basyugan, closed joint stock company*	*24 Kommunalnaya St., Strezhevoy, Tomsk oblast, Russian Federation 636762*	*24 Kommunalnaya St., Strezhevoy, Tomsk oblast, Russian Federation 636762*	*Basis: member of the same group of entities as the company Effective date of basis: 29 June 1999*	*None*
180.	*East-Angarsknefteproduct, closed joint stock company*	*18 Senyavin St., Nakhodka, Russian Federation 692900*	*18 Senyavin St., Nakhodka, Russian Federation 692900*	*Basis: member of the same group of entities as the company Effective date of basis: 29 December 2001*	*None*
181.	*Vostsibneftegas, closed joint stock company*	*6 2nd Spasonalivkovsky Ln., Moscow, Russian Federation 117909*	*6 2nd Spasonalivkovsky Ln., Moscow, Russian Federation 117909*	*Basis: member of the same group of entities as the company Effective date of basis: 29 December 2000*	*None*
182.	*Krasnoyarskgeophysics, closed joint stock company*	*24c Partisan Zheleznyak St., Krasnoyarsk, Russian Federation 660022*	*24c Partisan Zheleznyak St., Krasnoyarsk, Russian Federation 660022*	*Basis: member of the same group of entities as the company Effective date of basis: 29 December 2000*	*None*
183.	*Tomsk Petroleum and Gas, closed joint stock company*	*27 Sakko St., Tomsk, Russian Federation 634009*	*27 Sakko St., Tomsk, Russian Federation 634009*	*Basis: member of the same group of entities as the company Effective date of basis: 1 February 1996*	*None*
184.	*YUKOS Refining and Marketing, closed joint stock company "*	*17a Dubininskaya St., Moscow, Russian Federation 115054*	*31A Dubininskaya St., Moscow, Russian Federation 115054*	*Basis: member of the same group of entities as the company Effective date of basis: 28 April 2000*	*None*
185.	*YUKOS Exploration and Production, closed joint stock company*	*17a Dubininskaya St., Moscow, Russian Federation 115054*	*31A Dubininskaya St., Moscow, RF 115054*	*Basis: member of the same group of entities as the company Effective date of basis: 28 April 2000*	*None*
186.	*YUKOS-Petroleum, closed joint stock company"*	*17a Dubininskaya St., Moscow, Russian Federation*	*17a Dubininskaya St., Moscow, Russian Federation*	*Basis: member of the same group of entities as the company Effective date of basis: 3 December 2001*	*None*

		115054	*115054*		
187.	*Petroleum Specialist Service, closed joint stock company*	*Strezhevoy, Tomsk oblast, Russian Federation 636762*	*Industrial Zone, Strezhevoy, Tomsk oblast, Russian Federation 636762*	*Basis: member of the same group of entities as the company* *Effective date of basis: 21 August 1999*	*None*
188.	*Novokuibyshevsk Accelerator Plant LLC*	*Novokuibyshevsk, Samara oblast, Russian Federation 446207*	*Novokuibyshevsk, Samara oblast, Russian Federation 446207*	*Basis: member of the same group of entities as the company* *Effective date of basis: 1 December 2000*	*None*
189.	*Rosflex LLC*	*Office 113, Dept. 33, Samara, Russian Federation 443033*	*Office 113, Dept. 33, Samara, Russian Federation 443033*	*Basis: member of the same group of entities as the company* *Effective date of basis: 7 October 1998*	*None*
190.	*Vehicle Refueling Complex-Angarskneftepr oduct LLC*	*Bldg. 6, Block 95, Angarsk, Irkutsk oblast, Russian Federation 665808*	*Angara Office, Bldg. 6, Block 95, Angarsk, Irkutsk oblast, Russian Federation 665808*	*Basis: member of the same group of entities as the company* *Effective date of basis: 29 December 2001*	*None*
191.	*Alta-Trade LLC*	*35 Sovetskaya St., Saransk, Republic of Mordovia, Russian Federation 430002*	*4 Lenin St., Saransk, Republic of Mordovia, Russian Federation 430002*	*Basis: member of the same group of entities as the company* *Effective date of basis: 23 August 2001*	*None*
192.	*Enkhaluk Health and Leisure Resort LLC*	*1 Zaovrazhnaya St., Ulan-Ude, Russian Federation*	*1 Zaovrazhnaya St., Ulan-Ude, Russian Federation*	*Basis: member of the same group of entities as the company* *Effective date of basis: 7 August 2002*	*None*
193.	*Buryat-Terminal LLC*	*1 Zaovrazhnaya St., Ulan-Ude, Russian Federation*	*1 Zaovrazhnaya St., Ulan-Ude, Russian Federation 670004*	*Basis: member of the same group of entities as the company* *Effective date of basis: 15 September 2002*	*None*
194.	*Voronezh Trans-Service LLC*	*134 Dimitrov St., Voronezh, Russian Federation 394002*	*134 Dimitrov St., Voronezh, Russian Federation 394002*	*Basis: member of the same group of entities as the company* *Effective date of basis: 28 June 1999*	*None*
195.	*Kedr Hotel Complex LLC*	*Strezhevoy, Tomsk oblast, Russian Federation 636785*	*Kedr Hotel, Mir St., Strezhevoy, Tomsk oblast, Russian Federation, 636785*	*Basis: member of the same group of entities as the company* *Effective date of basis: 6 February 2001*	*None*
196.	*Irkutsk-Terminal LLC*	*5 October Revolution St.,*	*5 October Revolution St.,*	*Basis: member of the same group of entities as the company* *Effective date of basis: 2 October 2002*	*None*

		Irkutsk, Russian Federation 664007	Irkutsk, Russian Federation 664007		
197.	KAG-EKO-OIL LLC	PO Box 18, 35 Promyshlennost St., Neftegorsk, Samara oblast, Russian Federation 446250	PO Box 18, 35 Promyshlennost St., Neftegorsk, Samara oblast, Russian Federation 446250	Basis: member of the same group of entities as the company Effective date of basis: 26 January 1999	None
198.	Kras Angarsknefteproduct LLC	Suites 2-17, 117 Uritsky St., Krasnoyarsk, Russian Federation 660049	Suites 2-17, 117 Uritsky St., Krasnoyarsk, Russian Federation 660049	Basis: member of the same group of entities as the company Effective date of basis: 29 December 2001	None
199.	Nefteinvest LLC	52 Kaluga St., Mosalsk, Kaluga oblast, Russian Federation 249930	42 Lenin St., Mosalsk, Kaluga oblast, Russian Federation 249930	Basis: member of the same group of entities as the company Effective date of basis: 28 April 2001	None
200.	Office LLC	Novokuibyshevsk, Samara oblast, Russian Federation	Novokuibyshevsk, Samara oblast, Russian Federation, 446207	Basis: member of the same group of entities as the company Effective date of basis: 19 August 2002	None
201.	Printer LLC	Bldg. 406/1, Microrayon 4, Strezhevoy, Tomsk oblast, Russian Federation 636762	Bldg. 406/1, Microrayon 4, Strezhevoy, Tomsk oblast, Russian Federation 636762	Basis: member of the same group of entities as the company Effective date of basis: 1 October 1998	None
202.	Ratmir LLC	35 Sovetskaya St., Saransk, Republic of Mordovia, Russian Federation 430002	35 Sovetskaya St., Saransk, Republic of Mordovia, Russian Federation 430002	Basis: member of the same group of entities as the company Effective date of basis: 23 August 2001	None
203.	Service and Machine LLC	2 Odesskaya St., Samara oblast, Novokuibyshevsk, Russian Federation 446200	2 Odesskaya St., Samara oblast, Novokuibyshevsk, Russian Federation 446200	Basis: member of the same group of entities as the company Effective date of basis: 1 December 2000	None
204.	Zdorovie Health and Leisure Complex LLC	Novokuibyshevsk, Russian Federation	PO Box 87, Novokuibyshevsk, Russian Federation 446200	Basis: member of the same group of entities as the company Effective date of basis: 1 October 1998	None
205.	Achinsk Oil Refiners Sports	14 Druzhba narodov	14 Druzhba narodov	Basis: member of the same group of entities as the company	None

	Complex, LLC	*St., Achinsk, Krasnoyarsk krai, Russian Federation 662155*	*St., Achinsk, Krasnoyarsk krai, Russian Federation 662155*	*Effective date of basis: 30 August 2001*	
206.	*Stavropol-Terminal LLC*	*185 Lermontov St., Stavropol, Russian Federation 355000*	*185 Lermontov St., Stavropol, Russian Federation 355000*	*Basis: member of the same group of entities as the company* *Effective date of basis: 19 September 2002*	*None*
207.	*Intelkom Television and Radio Compnay LLC*	*Bldg. 34, Microrayon 2, Nefteyugansk, Khanty-Mansiysky Administrative Area, Russian Federation 628300*	*Bldg. 26, Microrayon 2, Nefteyugansk, Khanty-Mansiysky Administrative Area, Russian Federation 628300*	*Basis: member of the same group of entities as the company* *Effective date of basis: 1 December 1996*	*None*
208.	*YUKOS-Consulting LLC*	*31a Dubininskaya St., Moscow, Russian Federation 115054*	*31a Dubininskaya St., Moscow, Russian Federation 115054*	*Basis: member of the same group of entities as the company* *Effective date of basis: 25 February 2004*	*None*
209.	*VAO R Prim Company, LLC*	*Bldg. 7, 12 Berezovaya Ave., Moscow Russian Federation 127273*	*Suite 8, MNII of Social Development, 16/4 Malaya Lubyanka St., Moscow, Russian Federation 101000*	*Basis: member of the same group of entities as the company* *Effective date of basis: 28 May 2002*	*None*
210.	*Kron Private Security Enteprise,*	*24 Naberezhnaya r. Ushayki, Tomsk, Russian Federation 634050*	*24 Naberezhnaya r. Ushayki, Tomsk, Russian Federation 634050*	*Basis: member of the same group of entities as the company* *Effective date of basis: 20 October 1998*	*None*
211.	*South Minoil LLC*	*47-a Fedoseev St., Tikhoretsk, Krasnodar krai, Russian Federation 352120*	*47-a Fedoseev St., Tikhoretsk, Krasnodar krai, Russian Federation 352120*	*Basis: member of the same group of entities as the company* *Effective date of basis: 14 December 2001*	*None*
212.	*South Minoil-Labinsk LLC*	*47-a Fedoseev St., Tikhoretsk, Krasnodar krai,*	*47-a Fedoseev St., Tikhoretsk, Krasnodar krai,*	*Basis: member of the same group of entities as the company* *Effective date of basis: 5 December 2001*	*None*

		Russian Federation 352120	*Russian Federation 352120*		
213.	*South-Terminal LLC*	*47-a Fedoseev St., Tikhoretsk, Krasnodar krai, Russian Federation 352120*	*47-a Fedoseev St., Tikhoretsk, Krasnodar krai, Russian Federation 352120*	*Basis: member of the same group of entities as the company Effective date of basis: 14 December 2001*	*None*
214.	*YUKOS-Baltics LLC*	*20 Tchaikovsky St., St. Petersburg, Russian Federation 191123*	*20 Tchaikovsky St., St. Petersburg, Russian Federation 191123*	*Basis: member of the same group of entities as the company Effective date of basis: 6 March 2002*	*None*
215.	*Otel Vesta LLC*	*1-b Pobeda Ave., Novokuibyshevsk, Samara Oblast, Russian Federation*	*1-b Pobeda Ave., Novokuibyshevsk, Samara Oblast, Russian Federation 446206*	*Basis: member of the same group of entities as the company Effective date of basis: 31 August 1998*	*None*
216.	*Novokuibyshevsk Lubricants and Additives Plant, LLC*	*Novokuibyshevsk, Samara oblast, Russian Federation 446207*	*Novokuibyshevsk, Samara oblast, Russian Federation 446207*	*Basis: member of the same group of entities as the company Effective date of basis: 22 May 1998*	*None*
217.	*Kalibra-T Closed Joint Stock Company*	*Bratsk, Irkutsk oblast, Russian Federation 665708*	*Bratsk, Irkutsk oblast, Russian Federation 665708*	*Basis: member of the same group of entities as the company Effective date of basis: 29 December 2001*	*None*
218.	*Service Center LLC"*	*Novokuibyshevsk, Samara oblast, Russian Federation*	*Novokuibyshevsk, Samara oblast, Russian Federation 446207*	*Basis: member of the same group of entities as the company Effective date of basis: 31 August 1998*	*None*
219.	*Aviator Production and Trading Company, LLC*	*Krasnoyarsk Airport, Yemelyanovo-1, Krasnoyarsk krai, Russian Federation 663020*	*Krasnoyarsk Airport, Yemelyanovo-1, Krasnoyarsk krai, Russian Federation 663020*	*Basis: member of the same group of entities as the company Effective date of basis: 2 August 1995*	*None*
220.	*Rus Business Club LLC*	*22 Politekhnicheskaya St., Sochi Russian Federation 354013*	*22 Politekhnicheskaya St., Sochi Russian Federation 354013*	*Basis: member of the same group of entities as the company Effective date of basis: 10 October 2001*	*None*
221.	*Agri-industrial Complex*	*Achinsk-14,*	*Achinsk-14,*	*Basis: member of the same group of entities as the company*	*None*

	Agricultural Enterprise, LLC	*Krasnodar krai, Russian Federation 662164*	*Krasnodar krai, Russian Federation 662164*	*Effective date of basis: 30 August 2001*	
222.	*Angarsk Accelerator and Organic Synthesis Plant, open joint stock company"*	*Angarsk, Irkutsk oblast, Russian Federation*	*Angarsk, Irkutsk oblast, Russian Federation 665830*	*Basis: member of the same group of entities as the company* *Effective date of basis: 12 November 2001*	*None*
223.	*Angarsk Machinery and Repair Plant, open joint stock company*	*Angarsk, Irkutsk oblast, Russian Federation*	*Angarsk, Irkutsk oblast, Russian Federation 665830*	*Basis: member of the same group of entities as the company* *Effective date of basis: 12 November 2001*	*None*
224.	*Angarskneftechemremstroy, open joint stock company*	*Angarsk, Irkutsk oblast, Russian Federation*	*Angarsk, Irkutsk oblast, Russian Federation 665830*	*Basis: member of the same group of entities as the company* *Effective date of basis: 12 November 2001*	*None*
225.	*Angarsk Energy System Management, open joint stock company*	*Angarsk, Irkutsk oblast, Russian Federation*	*Angarsk, Irkutsk oblast, Russian Federation 665830*	*Basis: member of the same group of entities as the company* *Effective date of basis: 12 November 2001*	*None*
226.	*Yeniseyneftegas, open joint stock company*	*36 Mir Ave., Krasnoyarsk, Russian Federation 660049*	*36 Mir Ave., Krasnoyarsk, Russian Federation 660049*	*Basis: member of the same group of entities as the company* *Effective date of basis: 29 December 2000*	*None*
227.	*AZS-Service, open joint stock company*	*10 Eltonskaya St., Samara, Russian Federation 443065*	*10 Eltonskaya St., Samara, Russian Federation 443065*	*Basis: member of the same group of entities as the company* *Effective date of basis: 5 October 1996*	*None*
228.	*Rosneftetrans, closed joint stock company*	*41 Kievskaya St., Nefteyugansk, Russian Federation 628300*	*41 Kievskaya St., Nefteyugansk, Russian Federation 628300*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 21 August 1997*	*None*
229.	*YUKOS-Air Airline, closed joint stock company*	*7-169 Pribrezhny Ave., Nefteyugansk, Tumen oblast, Russian Federation 628300*	*7-169 Pribrezhny Ave., Nefteyugansk, Tumen oblast, Russian Federation 628300*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 7 August 1996*	*None*
230.	*TEK Information Partnership Center, closed joint stock company*	*Bldg.1, 3 Plotnikov Ln., Moscow, Russian Federation 121002*	*Bldg.1, 3 Plotnikov Ln., Moscow, Russian Federation 121002*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 4 March 1994*	*None*

231.	*Business and Security Magazine, closed joint stock company*	*Suite 1, 12 Planernaya St., Moscow, Russian Federation 123481*	*Suite 1, 12 Planernaya St., Moscow, Russian Federation 123481*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 5 March 1996*	*None*
232.	*Neftemarket, open joint stock company*	*Chita-40, Russian Federation 672040*	*Chita-40, Russian Federation 672040*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 29 December 2001*	*None*
233.	*Fuel and Refueling Complex, closed joint stock company*	*Sheremetevo International Airport, Moscow, Russian Federation 103340*	*Sheremetevo International Airport, Moscow, Russian Federation 103340*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 18 July 1994*	*None*
234.	*EKZA, closed joint stock company*	*5A Artsybushevskaya St., Samara, Russian Federation 443041*	*5A Artsybushevskaya St., Samara, Russian Federation 443041*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 1 December 1997*	*None*
235.	*Lyubel Oil, closed joint stock company*	*Novopolotsk, Belarus 211440*	*Novopolotsk, Belarus 211440*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 5 July 1996*	*None*
236.	*Caspian Oil Company, LLC*	*73 Shaumyan St., Astrakhan, Russian Federation*	*73 Shaumyan St., Astrakhan, Russian Federation*	*Basis: Company has the right to dispose of more than 20% of the total number of votes on shares (contributions or fractions thereof) in the authorized (reserve) capital of the entity* *Effective date of basis: 21 December 1999*	*None*
237.	*Yu-Mordovia LLC*	*35 Sovetskaya St., Saransk, Republic of Mordovia, Russian Federation 430002*	*35 Sovetskaya St., Saransk, Republic of Mordovia, Russian Federation 430002*	*Basis: member of the same group of entities as the company* *Effective date of basis: 23 August 2001*	*None*

Information by segments

Primary information – operating segments

The Company operates primarily in three operating segments:

- Sale of crude oil
- Sale of oil products
- Property leasing

Other types of business operations of the Company primarily include provision of intermediary services related to sale of oil and oil products on the domestic and international market and the sale of other materials and goods. None of them corresponds to the requirements for reporting segments per PBU 12/2000 *Information by segments*. Therefore, breakdown of such information is not provided.

(RUB, ths.)

2003	*Sale of crude oil*	*Sale of oil products*	*Leasing services*	*Inter-mediary services*	*Misc.*	*Total*
Segment revenue	2 794 030	1 565 454	1 622 848	764 202	529 610	7 276 144
Segment profit (loss) *	1 664 686	11 45	419 546	759 910	132 267	2 997 86(
Expenses not distributed by segments	-	-	-	-	-	(3 024 139)
Profit (loss) from sales	-	-	-	-	-	(26 279)
Segment assets	778 984	62 482	137 708	24 617	59 966 291	60 970 082
Assets not distributed by segments					-	489 125 049
Total assets						550 095 131
Segment liabilities	465 870	5	0	0	40 797 999	41 263 874
Liabilities not distributed by segments	-	-	-	-	-	234 714 141
Total liabilities						275 978 015

*Segment profit (loss) was determined by deducting from segment revenues the cost of products, goods (work, services) and commercial expenses related to the specific segment,.

(RUB, ths.)

2004	*Sale of crude oil*	*Sale of oil products*	*Leasing services*	*Inter-mediary services*	*Misc.*	*Total*
Segment revenue	2 508 383	0	584 208	3 139 195	151 673	6 383 459
Segment profit (loss)	1 365 562	0	217 453	3 134 657	90 947	4 808 619

Expenses not distributed by segments		-				(2 677 531)
Profit (loss) from sales		-				2 131 11
Segment assets	767 07	37 033	321 676	2 264 780	97 291 98	100 682 554
Assets not distributed by segments		-				225 929 018
Total assets						
Segment liabilities	630 64	46		26[illegible]	177 319 058	177 976 770
Liabilities not distributed by segments		-				550 810 559
Total liabilities						728 787 329

Revenues (income) by segments are generated as a result of transactions with external customers. There are no operations with other segments.

Expenses not distributed between segments of operations represent primarily general expenses related to operations of the Company in general. Profits tax and other mandatory payments as well as non-sale income and expenses and extraordinary gains and losses are not included into segment profit (expenses).

Segment assets include inventory and accounts receivable.

Segment liabilities primarily include short-term liabilities, except for liabilities to the budget and liabilities under certain bank credits and loans obtained for financing the Company's operations in general.

Capital investments in fixed and intangible assets, as well as depreciation charges related to fixed and intangible assets by operating segments, are not presented separately.

Secondary information – geographical segments

The Company operates in the territory of the Russian Federation, CIS and in non-FSU countries, i.e. in the following geographical segments:

- **Russian Federation**

The Company is registered as a legal entity under Russian Federation law. The Company conducts all its major activities in the territory of the Russian Federation, primarily in the European section of the country and in Siberia.

- **Non-FSU countries**

In these countries, the Company also sells crude oil and oil products produced or bought in the territory of the Russian Federation.

Information on the distribution of revenues, assets and capital investments between geographical segments is presented below:

(RUB ths.)

Segment	*Revenues in 2003*	*Assets as of 31 December 2003*	*Investments in non-current assets as of 31 December 2003*
Russian Federation	4 761 826	542 398 504	472 149 424
Non-FSU countries	2 514 318	7 696 627	7 696 627
Assets not distributed by segments			354 765
Total	**7 276 144**	**550 095 131**	**480 200 816**

(RUB ths.)

Segment	*Revenues in 2004*	*Assets as of 31 December 2004*	*Investments in non-current assets as of 31 December 2004*
Russian Federation	1 664 591	318 914 945	199 069 033
Non-FSU countries	1 581 904	7 669 627	7 633 229
Assets not distributed by segments			5 355 531
Total	**6 383 459**	**326 611 572**	**212 057 793**

Revenues are presented with a breakdown by geographical segments based on the location of sales markets. Revenues from sales to non-CIS countries amount to 25% of the 2004 total revenues and 35% of the total revenues in 2003.

Assets and capital investments are presented by geographical segments with a breakdown by locations of assets. Capital investments in non-current assets include capital investments into fixed assets, construction in progress, long-term investments and intangible assets. Deferred tax assets recorded in section *Non-current assets* are not distributed by segments. Long-term investments in CIS countries amount to 0.4% in 2004 and 0.16 % in 2003 of the total amount of investments.

Post Balance Sheet Events

Contingencies

In January-March 2005, YUKOS Oil Company received the decision of the tax body related to the refusal to reimburse VAT on export transactions amounting to RUB 6,853 ths.

Yukos Oil Company is contesting in court fines levied in the amount of RUB 68,939,327 ths. based on tax probes for 2003. If the Arbitration Court finds in favor of the Company, the size of the 2004 loss will decrease by the said amount.

Individual performance indicators of the Company

Information on the Company's net assets

(RUB ths.)

№	*Description*	*As of 31 December 2002*	*As of 31 December 2003*	*As of 31 December 2004*
1.	Net assets	47 486 105	274 905 665	(401 455 185)

2.	Charter capital	8 948	10 802	10 802
3.	Reserve capital		1 342	1 620
4.	Ratio of net assets to charter capital (Line1/Line2), %	530 690%	2 544 952%	(37 165)%
5.	Ratio of net assets to charter capital and reserve capital (Line1/(Line2+Line3) %	482 435%	2 263 716%	(32 318)%

- Net assets as of 31 December 2002 were calculated per Order № 10n of the RF Ministry of Finance, *On the Adoption of Procedures for Valuation of the Net Assets of JSCs* (FCSM No. 03-6/pz), dated 29 January 2003.
- Net assets as at 31 December 2004 were calculated per Order № 10n of the RF Ministry of Finance, *On the Adoption of Procedures for Valuation of the Net Assets of JSCs* (FCSM No. 03-6/pz), dated 29 January 2003.

Chief Executive Officer S. Theede

Chief Accountant I. Golub

12. Shareholder Information

Share Price

YUKOS Oil Company shares are traded on the Moscow Interbank Currency Exchange (MICEX), the Russian Trading System (RTS), and the Moscow Stock Exchange (MSE). Level 1 American Depositary Receipts (ADRs) are traded in the United States, Great Britain and continental Europe. Share price information is published in most Russian business newspapers and is available on the corporate Web site.

Quarterly price range of YUKOS shares in 2004 (dollars per share)

	High	*Low*
1st quarter	**15.30**	**9.80**
2nd quarter	**15.61**	**5.80**
3rd quarter	**8.40**	**2.80**
4th quarter	**5.67**	**0.45**

Dividend information

Dividends for the indicated fiscal year (RR per share)

	1999	2000	2001
Interim	-	1.26	2.64
Final*	1.34	2.58	4.18
Total	1.34	3.84	6.82

	2002	2003	2004
For 9 months	5.70	26.78	
Final*	4.19	-**	-***
Total	9.89	26.78**	-***

* Annual dividend is the total for the year less interim dividend or dividend for 9 months.

*** On April 29, 2004, the YUKOS Board of Directors agreed to recommend at the next Annual General Meeting of Stockholders on June 24, 2004 that no dividend be paid for 2003 as a substantial dividend was already paid for 9 months of 2003.*

**** On May 19, 2005, the YUKOS Board of Directors agreed to recommend at the next Annual General Meeting of Stockholders on June 23, 2005 that no dividend be paid for the 2004 fiscal year as all company profits must be applied to taxes payable.*

Annual General Meeting

YUKOS' Annual General Meeting of Stockholders will be held on June 23, 2005 at the Congress Center of the Russian Chamber of Commerce (6 Ilink St.) in Moscow.

Stock Administration

Registrar

M-Reestr, closed joint stock company
23 Vavilov St., Moscow, Russia 117312,
Phone: (+ 7 095) 719 0945, 42
Fax: (+ 7 095) 719 0937

ADR Program Administration

Deutsche Bank
Moscow (+7 095) 797 5035
London (+44 207) 547 6500
New York (+1 212) 250 8500

Auditor
PricewaterhouseCoopers
Bldg. 5, 52 Kosmodamianskaya Embankment
Moscow, Russia 113054
Phone: (+7 095) 967 6000
Fax: (+7 095) 967 6001

Contact Information
Legal Address:
26 Lenin St.
Nefteyugansk
Khanty-Mansiysky Autonomous Region - YuGRA
Russia 628309

YUKOS-Moscow Corporate Headquarters:
31a Dubininskaya St.
Moscow, Russia 115054
Phone: (+7 095) 788-0036
Fax: (+7 095) 755-5357
Email: info@yukos.ru

Investor Relations:
(for inquiries by institutional investors)
Ivan Khromyshin
Phone: (+7 095) 788 0033
Email: investors@yukos.ru

Corporate Websites:

www.yukos.com
(English)

www.yukos.ru
(Russian)

Expert Opinion

of the Audit commission on the financial and business activities of OAO NK YUKOS in 2004

Governed by the Articles of the Association of OAO NK Yukos, the Audit commission represented by:

The commission's chair – E.V. Britkova,

The commission's members – A.B. Murashkova, M.O. Serzhanova

carried out a selective review of the financial and business activities undertaken by OAO NK YUKOS from January 1, 2004 to December 31, 2004.

In addition, for the purposes of this opinion the following documents were made available for the Audit commission for review: the balance sheet, the profit and loss statement, the statement of changes in shareholders' equity, the cash flow statement, an appendix to the balance sheet, and an explanatory note to the accounting reports for 2004.

As a result of the review described above it has been established that:

The major areas of activity of OAO NK YUKOS include the exploration of oil and gas fields, oil and gas production, sales of oil, mineral oils and other products, and the provision of services.

1. Accounting procedures

Accounting procedures are based on the Russian Federation's current accounting and reporting rules, and in particular on the Federal law "On Accounting" and "the Regulation on Accounting and Reporting in the Russian Federation" approved by Order No 34n of July 29, 1998, issued by the Russian Federation's Ministry of Finance, and are implemented subject to the RF Tax Code.

The Company's (revised and amended) accounting policy with regard to accounting procedures for 2004 was approved by Instruction No 278 of December 31, 2003 "On Approval and Implementation of Amendments and Revisions to "Accounting Policy with Regard to Accounting Procedures at OAO NK YUKOS" Applicable from 2003".

Amendments to rules and regulations for accounting, and to those for compiling accounting and fiscal reports, if introduced within the reporting period, have been included in the Company's accounting and reporting procedure.

During the review, the Commission analyzed whether the Company complied with the provisions of current legislation while carrying out and accounting financial and business transactions to reveal potential distortions in reporting documents.

Isolated errors and inconsistencies related to numerical data were revealed in the course of the review, but they do not have a significant impact on the financial statements and were removed during the review.

The Company made no inventory of property and results of financial activities prior to compiling the accounting reports for 2004. Therefore, correspondence between accounting data and the actual availability of the Company's fixed assets and liabilities **is not verified by the results of inventory through a procedure set forth in the RF legislation**. Compulsory inventory of the Company's property and liabilities to be made prior to compiling the accounting reports is stipulated by Art. 12 of Federal Law No 129-FZ "On Accounting" of November 21, 1996.

2. Accounting of fixed assets and their movement

The accounting of fixed assets at OAO NK YUKOS is based on the requirements of "the Regulation on Accounting "Accounting of Fixed Assets" PBU 6/01" as approved by (revised and amended) Order No 26n issued on March 30, 2001, by the RF Ministry of Finance and the accounting procedure fully reflects receipt, availability, and retirement of fixed assets.

The depreciation of fixed assets purchased prior to January 1, 2002, is calculated according to the linear method defined in the unified rates of depreciation charges approved by Resolution No 1072 of the USSR's Council of Ministers, dated October 22, 1990, while the depreciation of those purchased on January 1, 2002 and afterwards is calculated according to the basis of useful life as defined by the Classification of fixed assets within depreciation groups approved by Resolution No 1 of the Russian Federation's government on January 1, 2002.

As of the beginning of 2004, the depreciated cost of fixed assets was estimated at **3,656,719 th. rub.** In 2004, the company commissioned fixed assets worth **643,465 th. rub.** in total. Fixed assets worth **165,006 th. rub.** were retired. As of December 31, 2004, the depreciated cost of the fixed assets is estimated at **3,747,267 th. rub.**

3. Status of payments

As of December 31, 2004, accounts receivable are worth **101,579,680 th. rub.** In 2004, the Company established no reserve for dubious debt.

As of December 31, 2004, the accounts payable are worth **496,743,599 th. rub.,** including debt to the state budget **311,237,009 th. rub.** (*tax sanctions as imposed subject to statements of in-house tax audits for 2001-2003*), to suppliers and contractors **168,515,468 th. rub**. (*mainly, debt to principals for oil exports*).

4. Cash and Banking Transactions

The audit included selective review of cash and banking transactions. A review of cash transactions established that cash facilities received from the bank were debited in full and in a timely manner, and were included in the relevant account books. Debit and credit orders were filled in subject to the current procedure and were stamped.

A review of banking transactions demonstrated that all transactions specified in bank statements are supported by primary documents (invoices, payment orders, etc.). The balance in the bank statement and that in the Ledger are identical.

5. The balance sheet and the financial statement for 2004

Sales proceeds in 2004 are worth **6,383,459 th. rub.** Gross receipt from sale of OAO NK YUKOS' goods, works, and services is worth **4,990,739 th. rub.**

For accounting purposes, proceeds from sale of products, goods, works, and services are entered at the moment of their shipment (completion) and submission of payment documents (as per method of accounting) to buyers (customers).

Expenses related to the sale of goods, works, and services are worth **177,961 th. rub.** and are indicated in line 030 of Form No 2.

The activities of OAO NK YUKOS in 2004 yielded a loss of **417,475,218 th. rub.**

This loss resulted from accounting of expenses related to payment of additionally required amounts of taxes, fines, and penalties subject to tax claims for 2000-2003.

Based on selective review carried out by the Commission its expert opinion is as follows:

- No facts of significant violations of accounting and financial reporting procedures set forth in legal acts of the Russian Federation related to financial and business activities have been identified.
- To ensure accuracy of the accounting data we recommend making an inventory of the Company's property and liabilities and including its results in the accounting reports for 2005.

Commission's Chair [signature] E.V. Britkova